Northrim

2004 REPORT TO SHAREHOLDERS


05048256

Northrim Assets Top $800 Million

Diversifying Revenues is a Top Priority for Northrim

Northrim Opens Washington Office






PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

Northrim BanCorp, Inc.

Customer First Service

The Driving Force Behind Everything We Do



We are a commercial bank, headquartered in Anchorage, Alaska, committed to providing a high level of personal, caring service to our customers. Our emphasis is on serving Alaska businesses, professionals, and those individuals who want a higher level of service. We offer financial solutions via a variety of delivery systems—from self-service to high touch. By delivering Customer First Service in an efficient manner we are able to build a solid base for growth in assets, income, and profitability, which in turn increases the value of our shareholders' investment.

Our Core Values

The core values that define the character of Northrim and the essence of what we stand for start with Customer First Service as our foundation, and include flexibility and creativity in the way we approach our business, conducting our operations efficiently, growing our employees, being committed to our communities, and building shareholder value.

The Customer First Service Award is Northrim's highest recognition, and honors employees who exemplify Northrim's commitment to Customer First Service. One or two employees are chosen each quarter, based on customer and employee input. There are more than 50 Customer First Service awardees still working at Northrim since we gave our first award in 1992.

Front cover, small photo: Meini and Anna Huser, owners, Alaska Dreams

Front cover, large photo: Ed Wrede, owner, Weona Corporation with Stephen Street, VP Commercial Lending

Message to Our Shareholders

Northrim BanCorp Ends the Year With $801 Million in Assets

Northrim BanCorp reached a major milestone in 2004, ending the year with $801 million in assets, up 8% from 2003. This ranks us 517th among all U.S. commercial banks – a remarkable achievement for a company that was founded just fourteen years ago.



Marc Langland, Chairman of the Board, President, and CEO

Deposits grew 8% to $699 million, up from $646 million a year ago, fueled by our innovative Alaska CD account. Total loans grew 13%, to $678 million, our fourth year of double-digit growth in loans.

Our focus on improving credit quality resulted in a reduction in non-performing loans from $10.3 million in 2003 to $6.6 million at the end of 2004. This improvement in non-performing loans enabled us to reduce our provision for loan losses by more than fifty percent, from $3.6 million in 2003 to $1.6 million in 2004.

Interest rates rose in the second half of 2004, but our company maintained a tax-equivalent net interest margin of 5.88% for the year, which ranked us among the leading banks in the nation according to "American Banker."

The combination of strong loan growth, improved credit quality, and a solid net interest margin resulted in a modest increase in our company's net income despite a $2.4 million drop in income from Residential Mortgage, when compared to 2003, as the refinance boom of the last several years slowed dramatically.

Northrim BanCorp continues to be well capitalized by regulatory definitions, but more importantly, we maintain a strong capital position to enable us to take advantage of opportunities to diversify our revenue base and add value for our customers.

Our four-year relationship with ICL Financial Services has been formalized with Northrim's option to purchase 50.1% of the employee benefits business unit of the company, which will be renamed Northrim Benefits Group. The company's employee benefit plans are a good addition to our portfolio of business services. Our Northrim Funding Services division opened in Washington in 2004, giving us access to a new market. Elliott Cove Capital Management, LLC, our investment affiliate, continued to build its asset base, with assets under management at more than $40 million as of year-end 2004. We have 16 employees who have passed the rigorous Series 65 investment exam and are qualified Investment Advisor Representatives.

We continue to invest in our human resources because our business envronment and that of our customers continues to change. Today's competitive climate demands that we have an experienced and well-trained workforce. As Northrim continues to diversify into other lines of business in the financial industry, we are preparing our employees to deepen their relationships with customers and integrate a wide variety of financial services to meet customer needs.

We increased our cash dividend in 2004 to $0.38 per share. Since 1995, we have paid 40 consecutive quarterly dividends. In 2004, the Board of Directors authorized an increase in the stock repurchase program, bringing our total authorization to 385,855 shares.



Northrim's Executive Management Team, left to right: Vic Mollozzi, SVP, Senior Credit Officer; Marc Langland, Chairman of the Board, President, and CEO; Bob Shake, SVP, Executive Loan Manager; Chris Knudson, EVP, Chief Operating Officer; and Joe Schierhorn, SVP, Chief Financial Officer.

The volume and complexity of banking and securities regulations, both existing and proposed, have become a significant concern for financial institutions. While we have many financial controls in place, we worked diligently in 2004 to comply with a number of new regulatory requirements. In particular, we incurred significant costs in implementing Sarbanes-Oxley legislation, which placed many new requirements over the financial reporting controls and disclosures for public companies. The additional effort related to Sarbanes-Oxley required an estimated 3,000 internal staff-hours in 2004, and out-of-pocket costs of $156,000, or $.02 per share.

Community banks nationwide are facing increased competition from credit unions, which now offer virtually the same financial services as banks, including business services. Credit unions are exempt from all federal, state, and local income taxes, and requirements which restricted credit union membership to customers with a "common bond"—an employer, industry or small geographic area—have been virtually eliminated at both the state and federal level. With these tax and regulatory advantages, credit unions have significantly grown their customer base, revenues, and assets. The Treasury Department estimated in 2001 that the tax subsidy enjoyed by credit unions will be more than $16 billion between the years 2000 and 2009. While our strong business bank positioning, experienced staff, and existing customer relationships give us a solid foundation to protect and grow our market share, we continue to support efforts to level the playing field between credit unions and community banks.

There are many positive signs for the Alaska economy this year. High oil prices have created a surplus in state government finances, which we hope will provide elected officials with the cushion they need to enact a long-term fiscal plan for Alaska. With continued high natural gas prices, and collaboration between the public and private sectors, Alaska's natural gas pipeline project now seems quite possible.

High mineral prices have focused a great deal of interest on Alaska. Existing mines are operating at peak capacity, and a number of promising prospects are in development, among them several world-class discoveries. There is more land in Alaska open to mineral entry than in any other western state, and regulations and permitting have been significantly streamlined. These factors have attracted a number of companies that are actively exploring Alaska's mineral resources. We expect mining to be a positive contributor to Alaska's economy in the coming years.

Thank you for your continued support and investment in Northrim BanCorp, Inc.

Marc Langland
Chairman, President & CEO

Financial Highlights

	2004	2003	2002	2001	2000
	(In Thousands Except Per Share Data)				
Net interest income	$ 41,271	$ 39,267	$ 34,670	$ 31,349	$ 28,279
Provision for loan losses	1,601	3,567	3,095	2,300	1,284
Other operating income	3,792	6,089	5,199	4,766	3,426
Other operating expense	26,535	24,728	23,061	22,569	21,304
Income before income taxes	16,927	17,061	13,713	11,246	9,117
Income taxes	6,227	6,516	5,171	4,138	3,284
Net income	10,700	10,545	8,542	7,108	5,833
Earnings per share:					
Basic	$ 1.76	$ 1.76	$ 1.40	$ 1.17	$ 0.97
Diluted	1.71	1.69	1.35	1.13	0.95
Cash dividends per share	0.38	0.33	0.20	0.20	0.20
Assets	$ 800,726	$ 738,569	$ 704,249	$ 620,518	$ 547,496
Loans	678,269	601,119	534,990	482,562	413,445
Deposits	699,061	646,197	626,415	550,607	484,918
Long-term debt	2,974	3,374	3,774	1,500	1,500
Trust preferred securities	8,000	8,000	-	-	-
Shareholders' equity	83,358	75,285	68,373	60,791	54,299
Book value	$ 13.69	$ 12.44	$ 11.22	$ 9.95	$ 8.90
Tangible book value	$ 12.60	$ 11.29	$ 10.01	$ 8.69	$ 7.48
Net interest margin (tax equivalent)	5.88%	6.04%	5.82%	5.88%	5.82%
Efficiency ratio (cash)	58.07%	53.71%	56.92%	60.19%	64.57%
Return on assets	1.41%	1.50%	1.33%	1.23%	1.10%
Return on equity	13.50%	14.89%	13.32%	12.34%	11.44%
Equity/assets	10.41%	10.19%	9.71%	9.80%	9.92%
Dividend payout ratio	21.57%	19.04%	14.29%	17.09%	20.62%
Non-performing loans/portfolio loans	0.97%	1.72%	1.09%	0.77%	0.86%
Net charge-offs/average loans	0.16%	0.33%	0.36%	0.29%	0.28%
Allowance for loan losses/portfolio loans	1.59%	1.70%	1.61%	1.55%	1.50%
Non-performing assets/assets	0.82%	1.40%	0.81%	0.58%	0.65%
Number of banking offices	10	10	10	10	10
Number of employees (FTE)	272	268	246	234	223


Net Income ($ Millions)
11
10
9
8
7
6
5
4
3
2
1
0
5.8
7.1
8.5
10.5
10.7
2000
2001
2001
2003
2004


Total Loans ($ Millions)
700
600
500
400
300
200
100
0
413
483
535
601
678
2000
2001
2002
2003
2004


Total Assets ($ Millions)
800
700
600
500
400
300
200
100
0
547
621
704
739
801
2000
2001
2002
2003
2004

I bank with Northrim because of the personalized service I receive.

Laura Quinn


WASILLA

Laura Quinn, owner of A Tisket A Tasket, with Erika Bills, AVP Business Development

ANCHORAGE

Everyone needs a real Alaska bank and Northrim is that bank.

Chuck Spine


River Park, Spinell Homes' townhome and condominium development

Our Focus on Business Banking

In a 2004 phone survey of businesses owners and managers in our markets, Northrim's strongest perception ratings were as an Alaska bank managed by long-time Alaskans and as a business bank—a clear indication that our market positioning has been effective.

2004 Business Promotions

Business banking was the focus of Northrim Bank's advertising and promotion throughout 2004, beginning with a customer testimonial campaign in the first quarter. The bank also introduced a new business tagline: Experience You Can Count On . . . Advice You Can Trust, which highlights two important strengths Northrim brings to Alaska businesses—a highly experienced staff and a strong foundation of trust the bank has built over the years.

A fall campaign focused on small business banking, which was followed by advertising to build higher awareness of the bank's relatively new Small Business Center in Anchorage. A series of mailings were conducted during the second half of the year, targeting businesses in all four of the bank's markets.

New .biz Web Site Launched

Northrim introduced a new business web site in April, www.northrim.biz, supported by a major advertising campaign. The site gives Alaska businesses easy access to a variety of business resources. In early 2004, the bank had surveyed its business on-line banking customers to determine how it could better serve them and other Alaska businesses through its web site. With the goal of creating the premier business web site in Alaska, the separate site was created. In the fall, an interactive new account questionnaire was added, as well as an on-line Business Quick Start Kit, making it easier for businesses to switch to Northrim Bank.

Gift Cards Now Available to Retailers

The bank partnered with its Merchant Services provider to begin offering FlexCache Gift Cards to retailers in mid-2004. The new service provides them with another payment option, and with minimum orders starting at 500 cards, so it is an affordable solution for even the smallest businesses. "Alaska retailers are looking for ways to compete with large, outside companies who offer their own branded gift cards," explains Kelly Lykins-Longlet, Vice President and Electronic Banking Manager. "Our FlexCache gift card offers improved cash, efficient on-line tracking, and the opportunity for add-on sales."

Business Manager® Well Received

In early 2004, the bank partnered with a national company to offer Business Manager® in order to provide businesses with immediate cash for their outstanding accounts receivable. Unlike a traditional line of credit secured by receivables, the bank, through Business Manager®, purchases the customer's accounts receivable, thereby speeding their conversion to cash. The service, which offers businesses a way to better manage their cash flow, is being well received. Lending officers, who have been introducing the new service, are projecting that this will be an area of significant growth in 2005.

Bank Continues to Invest in Employees

In a service industry such as banking, the difference between high and mediocre performers often comes down to the quality of employees. Northrim management has long recognized that, and since the bank's inception has made hiring the best employees a top priority.

As banking has changed over the past fourteen years, the challenge of developing and retaining employees has grown. The demands on employees in the areas of technology, banking regulations, new products, and sales and service continue to grow. And, as a result, training is playing an increasingly significant role at Northrim.

In 2004, Training Department staff, with the assistance of 34 other employees, taught 300 in-bank training sessions. In 2004, a new on-line compliance training program was introduced, and employees completed over 8,900 self-study sessions. Since the implementation of a comprehensive sales program in 2003, all branch employees, Customer Service phone staff, and Loan Officers have gone through sales training programs appropriate to their positions, and 131 employees went through sales training this past year alone. Our commitment to training is substantial, and it is helping the bank remain competitive and achieve its performance goals for growth, sales, and service.

Service

of riverboats
into the Alaska
summer for an adven-
headquartered in
where the Talkeetna,
rivers meet,
business for more

business in 1975
and 20 horsepower
on guided
trips. Now he
every summer,
boats, two
and three 6-pas-
custom-designed jet
in just inches of
than 200 miles of
available to tourists who
wildlife and stunning views
fisherman who want to
class trout and
in Alaska's icy waters.


MAT-SU VALLEY

Mahay's banks at Northrim's Wasilla Financial Center, and has a business checking account and uses a line of credit to manage the company's seasonal cash flow. Steve appreciates his relationship with Northrim vice-president Ted Perez.

Ted Perez, VP Commercial Lending, and Steve Mahay, owner of Mahay's Riverboat Service

Ted's the most knowledgeable banker I've ever had. He believes in us because he really knows our business.

Steve Mahay



Tom Nesbit, Senior VP, and Dan Lowell, VP Senior Relationship Manager, Northrim Funding Services

New Washington Office Opens

Northrim Bank established a new division in Bellevue called Northrim Funding Services, to provide asset-based lending services to businesses in Washington and Oregon. Northrim Funding Services, which became operational in the fourth quarter, purchases accounts receivables from businesses that want to improve their cash flow.

"Our strong base in business lending in Alaska, and our experience in providing working capital loan products to our Alaska customers, is enabling Northrim to expand outside of Alaska with this new division," Chairman and CEO Marc Langland said. "It also gives us another way to diversify our earning asset base and continue to grow our fee income."

Tom Nesbit, Senior Vice President, heads up the new three-person division. He has over 30 years of banking and financial experience as well as extensive experience in asset-based lending and an in-depth knowledge of the Seattle market.

Alaska Dreams


FAIRBANKS

Maria Muehlenkamp, AVP Business Development, and business owners Meini and Anne Huser

Alaska Dreams is a Fairbanks-based business specializing in the construction of fabric-covered steel structures. These buildings are widely used by industrial customers because they are less expensive than conventional construction and can be built much more quickly. Since incorporating in 1993, Alaska Dreams has constructed more than 1 million square feet in Alaska, Europe, and most recently in the oilfields of Sakhalin, Russia.

Owners Meini and Anna Huser, and up to 15 seasonal employees, provide technical support and turnkey projects for their customers. "We started out pretty small," says Meini. "Everyone laughed at us for selling tents." But this $2 million per year company has come a long way, in part due to their relationship with Northrim Bank. "Oh, man, it's been a lifesaver," says Meini. "We're fortunate we got hooked up with Northrim Bank."

From financing for their new shop building, to business checking and investment accounts, Northrim Bank and Alaska Dreams have a partnership that benefits both businesses.



The installation of Seward, Alaska's new covered dry dock facility took just 14 days.

Alaska Dreams installed this hot ice tower enclosure on a drilling rig in Prudhoe Bay, Alaska.



They've been a lifesaver. We're fortunate we got hooked up with Northrim Bank.

Meini Huser


FAIRBANKS

Daryn Cooper, owner of Chandler Plumbing

Chandler Plumbing

Northrim Bank helped Chandler Plumbing owner Daryn Cooper put together the financing to buy the business, which has operated in Fairbanks since 1952. Commercial Loan Officer Aaron Pletnikoff worked with Cooper to write his business plan. "Northrim really saw the potential of the business," says Cooper. "I get very good service from them." Chandler Plumbing keeps 20 full-time employees busy.

Northrim really saw the potential of the business. I get very good service from them.

Daryn Cooper

Major 2004 Internal Projects

Service interviews were conducted in the third quarter of 2004 with customers who had opened an account within the past 48 hours. 95% agreed the employee had asked questions to determine their needs, and 100% felt that Northrim employees made sure that the products and services they received were best for them.

Focus On Credit Quality Paying Off

The bank's commercial staff has made a concerted effort this past year to improve the quality of our loan portfolio, and the work is paying off. Net loan charge-offs for the year were $1 million, which was at a rate of 0.16% of average loans compared to a rate of 0.33% for 2003. Non-performing assets declined from $10.3 million at year-end 2003 to $6.6 million at year-end 2004.

"We are pleased with the declining trend of our non-performing loans," Joe Schierhorn, Senior Vice President and CFO explained. "It reflects the continued focus we have put on credit quality, at the senior management level and at the Loan Officer level. "We were able to reduce our provision for loan losses 55%, from $3.6 million at the end of 2003 to $1.6 million at the end of 2004. The bank will continue to focus on credit quality in 2005."

Document Imaging a Wrap

In mid-2003, Northrim began the gradual process of converting to document imaging, and the project was completed at year-end 2004. The system gives bank staff a way to easily retrieve customer and bank documents and share files—all electronically.

The Commercial Lending Department is one department that has benefited from document imaging. According to Senior Vice President Bob Shake, "Commercial loans can involve several employees and prior to document imaging, time was wasted tracking down loan files that were at various stages of processing. Now, every authorized employee can view all the files from their PC. It is a great time saver."

Sarbanes Oxley Act Impacts Bank

In 2004, Northrim made a comprehensive, bank-wide effort to comply with the Sarbanes Oxley Act. The new law was passed by Congress requiring publicly-traded companies to provide significantly more disclosure of internal controls over financial reporting. The new process involves an ongoing internal review of all the company's operational and financial procedures along with an extensive certification process for these procedures. According to CFO Joe Schierhorn, who headed up the project, "Because banking has traditionally been a highly-regulated industry, we had controls in place, but a significant effort was required to formalize and document our processes."

While Sarbanes Oxley efforts involved most Northrim employees, those in Internal Audit, Accounting, and the Executive Area managed the process and were heavily impacted. Together, their time commitment to the project totaled over 3,000 hours. In addition, fees paid to our independent public accountants for audit and SOX-related matters doubled.

Sales Program is Gaining Momentum

Industry experts estimate that integrating sales into a bank's culture usually takes about three years. Northrim started planning its sales program in early 2003 and now, two years later, Senior Vice President of Branch Administration Carolyn Jennings reports that the bank has made good progress.

Managers are using regular sales coaching to develop their staff and reinforce good sales techniques; coaching has been integrated into the management practices of the bank. As a result, sales has become more team driven and areas throughout the bank are coordinating their sales efforts and doing much more joint calling.

"We've had a tremendous growth in referrals for both bank and Elliott Cove services," Jennings adds, "because employees better understand their role in connecting customers to the resources they need. Across the board we are asking more questions, doing a better job of assessing customers' needs, and recommending appropriate accounts and services. We have always stressed the importance of asking questions, but now employees have the skills to do it effectively. Our service is better as a result."


ANCHORAG

Weona Corporation

Ed Wrede, owner of Weona Corporation, accommodates his customers' needs with a 24-hour on-call policy. His 12,000 square foot welding and machine shop hums with activity—in one corner, a crew is overhauling a jobsite module; in another, six-foot long oil well stabilizers are cooling after their worn blades have been built up with fresh metal hardfacing; a gas flare stack from a Cook Inlet platform waits to be refurbished; and a welder inspects a lowboy trailer he's just sectioned and modified to haul oversized modules.

Ed started his business in 1981 on a shoe-string budget. Now he does $2-3 million a year in sales for a client list that's a "who's who" of the oil industry —Halliburton, Conoco Phillips, Crowley Marine Services, Schlumberger, and Baker Hughes Inteq. are among the many industrial customers who count on Weona Corporation's ability to fabricate or repair all types of oilfield and industrial equipment.



Ed Wrede, owner of Weona Corporation

Ed's relationship with Northrim Bank is one factor in Weona Corporation's continued success.

I have nothing but good things to say about Northrim. I send everyone to them.

Ed Wrede

New Revenue Sources Give Northrim Added Strength

Northrim management continues to seek out ways to diversify the bank's revenue stream. By developing lines of business that are different from its principal business of commercial lending, the company is providing new sources of revenue for both future earnings growth and diversification.



Bruce Moore, President of Northrim Benefits Group, and Marc Langland, President and CEO, Northrim BanCorp, stand in front of Northrim's headquarters building in Anchorage.

Management took the first step in diversifying income in 1998 when it invested in Residential Mortgage. Then, in 2003, Northrim BanCorp invested in Elliott Cove Capital Management, LLC. In 2004, the bank opened a new division in Seattle called Northrim Funding Services.

In early 2005, Northrim formed a new company, called Northrim Benefits Group, which is co-owned by Northrim BanCorp and Bruce Moore. Moore is also the owner of ICL Financial Services in Anchorage. Northrim Benefits Group will give business customers an opportunity to set up Health Savings Accounts for its employees through Northrim Bank while obtaining health, disability, and life insurance at competitive prices. The bank began offering Health Savings Accounts in January 2005 to serve the employees of businesses offering high-deductible health plans.





Investment Advisor Representatives are dual employees of Northrim Bank and Elliott Cove.

Pictured above: Fairbanks Investment Advisor Representatives Russ Sharpton, Aaron Pletnikoff, and Gary Roderick

Pictured left to right: Sandy Walters, Sheila Hillegeist, Shanna Lankford, Jesse Janssen, Darci Ornellas, Margaret Cunningham, Carolyn Jennings, Rick Pinkerton, Rick Henningsen. Seated: Barb Ervin, Aracelis Santiago-Ortiz, and Mary Perez. Not pictured: Jim Miller

Our Investment Affiliate Expands

In 2003, Elliott Cove Capital Management, LLC and Northrim BanCorp, Inc. partnered to offer Northrim Bank customers financial planning and investment services. Northrim BanCorp's subsidiary, Northrim Investment Services Company, owns a significant interest in Elliott Cove.

In 2004, Elliott Cove began offering investment services through three more banks, in addition to Northrim. These banks are Whidbey Island Bank, Coastal Community Bank, and Mt. Rainier National Bank. Its management is working to develop more partnerships with community banks in the Pacific Northwest.

Northrim began offering investment portfolios to its customers in March 2003, and as of December 31, 2004, Northrim has generated over $20 million in assets-under-management.

Elliott Cove has a total of $42 million in assets-under-management, which includes sales through its partner banks as well as direct sales. The total number of new accounts grew by 178% from 2003 to 2004.



Jim Gallagher, Chairman of Elliott Cove

The Elliott Cove portfolios are comprised of no-load index type funds offered by several high quality index fund providers, including Dimensional Fund Advisors. The portfolios are available to medium and high net worth individuals as well as to businesses offering 401(k) plans and other retirement programs. The six investment portfolios range from conservative to aggressive and are matched to the customer's risk comfort level.

The Elliott Cove portfolios performed well during 2004 despite somewhat choppy market conditions during the year. Returns (net of fees) for 2004 on four of the six portfolios exceeded the S&P 500 returns; and five of the portfolios had less risk (measured by 5-year standard deviation) than the S&P 500.

Elliott Cove offers these broadly diversified investment portfolios to customers of banking institutions by licensing and training bankers as Investment Advisor Representatives. Currently, Northrim Bank has 16 employees who have gone through the extensive training and testing necessary to be licensed to offer Elliott Cove services, of which 12 are active Investment Advisor Representatives.

Elliott Cove maintains an alliance with Pacific Portfolio Consulting to provide portfolio analysis, design, and monitoring services. Pacific Portfolio serves clients throughout the western states and manages approximately $750 million in assets.


ELLIOTT COVE
Capital Management

Mortgage Affiliate Update


Residential
MORTGAGE LLC

Northrim Bank invested in the start-up of Residential Mortgage, LLC in 1998. During the third quarter of 2004, Residential Mortgage reorganized and became a wholly-owned subsidiary of a newly-formed holding company, Residential Mortgage Holding Company, LLC, at the same time acquiring another mortgage company, Pacific Alaska Mortgage Company.

The combined company will retain the name Residential Mortgage, LLC, and will have more than 150 employees in 13 offices statewide; six in Anchorage, two in Wasilla, two in Eagle River, and one each in Kenai, Kodiak, Fairbanks, and Juneau. Prior to the reorganization, Northrim owned a 30% interest in Residential Mortgage. Following the reorganization, Northrim's interest decreased to 24%.

In 2004, Residential closed $520 million in mortgage loans, while Pacific Alaska closed more than $200 million. Combined, the two companies provided home loans to more than 4,100 Alaskans in the last 12 months.

Although Northrim's earnings from Residential declined in 2004, due to slowing of the refinancing boom of the last several years, the company continues to be one of the top mortgage lenders in Alaska.



Residential Mortgage's new headquarters building was completed in early 2005.

Directors and Officers

2004 Board of Directors

Northrim BanCorp, Inc. & Northrim Bank

Marc Langland *Chairman, President & CEO*

Larry S. Cash *President and CEO, RIM Architects (Alaska), Inc., CEO, RIM Architects (Guam), Inc.*

Mark G. Copeland *President, Strategic Analysis, LLC*

Frank A. Danner *Secretary/Treasurer, IMEX, Limited dba Dynamic Properties*

Ronald A. Davis *Retired Vice President, Acordia Professional Liability Services, Retired CEO and Administrator, Tanana Valley Clinic*

Anthony Drabek *President and CEO, Natives of Kodiak, Inc.*

Chris N. Knudson *Executive VP, and Chief Operating Officer*

Richard L. Lowell *Chairman of the Board, Ribelin Lowell Alaska USA Insurance Brokers, Inc.*

Irene Sparks Rowan *Former Chairman and Director, Klukwan, Inc. and its subsidiaries*

John C. (Chris) Swalling *President, Swalling & Associates, P.C.*

Joseph E. Usibelli *Chairman, Usibelli Coal Mine, Inc.*

Northrim Bank Officers*

Executive Officers

Marc Langland *Chairman of the Board, President, Chief Executive Officer*

Chris Knudson *Executive VP and Chief Operating Officer*

Victor Mollozzi *Senior Credit Officer*

Joe Schierhorn *Chief Financial Officer*

Robert L. Shake *Executive Loan Mgr.*

Senior Vice Presidents

Audrey Amundson *Accounting Mgr., Controller*

Ken Ferguson *Commercial Real Estate Lending Mgr.*

Carolyn Jennings *Branch Administration Mgr.*

Tom Nesbit *Northrim Funding Services Mgr., Washington*

Lori Philo Cook *Marketing Director*

Kate Rice *Human Resources Mgr.*

Gary Roderick *Commercial Loan Mgr., Fairbanks*

Debra Shannon *Chief Information Officer*

Paul Wellman *Credit Administration Mgr.*

Vice Presidents

Julie Bailey *Community Development & Compliance Officer*

Ravnit Basi-LaChapelle *Risk Management Officer*

Creta Bloxom *Construction Lending Mgr., Anchorage*

Catherine Claxton *Commercial Real Estate Loan Officer*

Lori Cox *Item Processing Mgr.*

John Delano *Commercial Loan Officer, Anchorage*

Ray Dinger *Commercial Real Estate Loan Officer*

Sherry Eagley *Bank Operations Mgr.*

Barbara Ervin *Branch Administration*

Kimberly Farrell Brewington *Commercial Cash Management*

Sandi Garnand *Commercial Loan Officer, Anchorage*

Rich Jerger *Chief Technology Officer*

Ed LaFleur *Commercial Loan Officer, Anchorage*

Dan Lowell *Senior Relationship Mgr., Northrim Funding Services, Washington*

Kelly Lykins-Longlet *Electronic Banking Mgr.*

Sue Lyman *Small Business Center Mgr.*

Jim Miller *Commercial Loan Officer, Anchorage*

Mary Perez *Branch Administration, Sales & Service Mgr.*

Ted Perez *Commercial Loan Officer, Wasilla*

Stephen Street *Commercial Loan Officer, Anchorage*

Tara Tetzlaff *Construction Loan Officer, Anchorage*

Hal Ward *Credit Administration Officer*

Suzanne Whittle *Branch Administration, Operations Mgr.*

Lynn Wolfe *Loan Support Services Mgr.*

Assistant Vice Presidents

Lynn Akers *Branch Mgr., Anchorage*

Susan Ashley *Item Processing Officer*

Linda Barnes *Training Mgr.*

Erika Bills *Business Development Officer, Wasilla*

Lisa Brock *Marketing Officer*

Blythe Campbell *Public Relations Mgr.*

Cindy Cevasco *Branch Mgr., Wasilla*

Margaret Cunningham *Financial Sales Mgr., Anchorage*

Sheri Gower *Human Resources Officer*

Jean Graham *Construction Loan Officer*

Glenna Hartman *Credit Administration Officer*

Richard Henningsen *Account Executive*

Sheila Hillegeist *Branch Mgr., Anchorage*

Janet Holland *Facilities Mgr.*

Stacey Horn *Credit Administration Officer*

Tammy Kosa *Branch Mgr., Fairbanks*

James Kurth *Security Mgr.*

Shanna Lankford *Branch Mgr., Anchorage*

Terry Lee *Electronic Banking Officer*

Jeanine Lillo *Accounting, Assistant Controller*

Cathy Liston *Branch Mgr., Customer Service Center*

Kathy Martin *Construction Loan Officer, Wasilla*

Christopher McGee *Commercial Loan Officer, Anchorage*

Marti Morehouse *Asset/Liability & Budget Mgr.*

Maria Muehlenkamp *Business Development Officer, Fairbanks*

Darci Ornellas *Branch Mgr., Anchorage*

Amy Penrose *Branch Mgr., Anchorage*

Aaron Pletnikoff *Commercial Loan Officer, Fairbanks*

Fran Ponge *Branch Mgr., Anchorage*

Susan Rogel *Branch Mgr., Anchorage*

Katie Sandau *Branch Mgr., Anchorage*

Paula Sanders-Grau *Branch Mgr., Anchorage*

Aracelis Santiago-Ortiz *Account Executive*

Sherry Townsend *Loan Servicing Officer*

Sandra Walters *Branch Mgr., Eagle River*

Jaci Webb *Business Analyst*

Herman White *Commercial Loan Officer, Anchorage*

Michele Wrice *Business Analyst*

Sharon Wright *Loan Documentation Officer*

(AVP and above as of 1/31/05)

Investor Information

Annual Meeting

Date: Thursday, May 5, 2005
Time: 9 a.m.
Location: Hilton Anchorage Hotel
500 West Third Avenue
Anchorage, Alaska 99501

Stock Symbol: Northrim BanCorp, Inc., stock is traded on the Nasdaq Stock Market under the symbol, NRIM.

Auditor: KPMG LLP

Transfer Agent and Registrar:
American Stock Transfer & Trust Company
1-800-937-5449 info@amstock.com

Legal Counsel:
Davis Wright Tremaine LLP

Design/production: Holly Davison, Photography: Chris Arend, Greg Martin, and Frank Flavin, Printing: Northern Printing

Information Requests

Below are options for obtaining Northrim's investor information:

Visit our home page, www.northrim.com, and click on the "For Investors" section for stock information and copies of earnings and dividend releases.

If you would like to be added to Northrim's investor e-mail list or have investor information mailed to you, send a request to investors@nrim.com or call our Corporate Secretary at (907) 261-3301.

For current information about Alaska's economy and workforce trends, visit the State of Alaska web site at:

http://www.labor.state.ak.us/trends/trends.htm,

or call (907) 465-4500 for copies of "Alaska Economic Trends."

Written requests should be mailed to the following address:

Corporate Secretary
Northrim Bank
P.O. Box 241489
Anchorage, Alaska 99524-1489

Telephone: (907) 562-0062
Fax: (907) 562-1758
E-mail: investors@nrim.com
Web site: http://www.northrim.com


EQUAL HOUSING
LENDER

NORTHRIM BANK LOCATIONS

Anchorage

Northrim Headquarters
P.O. Box 241489
Anchorage, Alaska 99524
Phone (907) 562-0062
www.northrim.com
www.northrim.biz

Midtown Financial Center
3111 C Street
Anchorage
Phone (907) 562-0062

Huffman Branch
501 E. Huffman Road
Phone (907) 348-5334

Jewel Lake Branch
00 W. Dimond Boulevard
Phone (907) 266-7448

SouthSide Financial Center
730 Old Seward Highway
Phone (907) 522-8886

West Anchorage Branch & Small Business Center
09 Spenard Road
Phone (907) 263-3389

Seventh Avenue Branch
550 W. 7th Avenue
Phone (907) 263-3226

36th Avenue Branch
811 E. 36th Avenue
Phone (907) 261-6241

Eagle River

Eagle River Branch
12812 Old Glenn Highway
Phone (907) 694-8998

Wasilla

Wasilla Financial Center
850 E. USA Circle
Phone (907) 376-0330

Fairbanks

Fairbanks Financial Center
714 Fourth Avenue
Phone (907) 452-1260

Bellevue, WA

Northrim Funding Services
170 120th Avenue NE, Suite 202
Bellevue, WA 98015
Phone (425) 453-1105

AFFILIATED COMPANIES

Elliott Cove Capital Management, LLC
2003 Western Avenue
Suite 200
Seattle, WA 98121
Phone (206) 267-2683
www.elliottcove.com

Northrim Benefits Group, LL
2550 Denali Street
Anchorage, AK 99503
Phone (907) 263-1401

Residential Mortgage, LLC Headquarters:
100 Calais Drive
Anchorage, AK 99503
Phone (907) 222-8800
www.residentialmtg.com

Northrim BanCorp, Inc.

www.northrim.com & www.northrim.biz

2004 Annual Report

FORM 10-K

Northrim BanCorp, Inc.

Northrim BanCorp, Inc.
Table of Contents

Page

Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements describe Northrim's management's expectations about future events and developments such as future operating results, growth in loans and deposits, continued success of Northrim's style of banking, and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this report are forward-looking. We use words such as "anticipates," "believes," "expects," "intends" and similar expressions in part to help identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations, and those variations may be both material and adverse. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: the general condition of, and changes in, the Alaska economy; factors that impact our net interest margins; and our ability to maintain asset quality. Further, actual results may be affected by our ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in Northrim Bank's filings with the FDIC and those identified from time to time in our filings with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements.

Northrim BanCorp, Inc.
About the Company

Overview

Northrim BanCorp, Inc. (the ''Company'') is a publicly traded bank holding company with three wholly-owned subsidiaries, Northrim Bank (the ''Bank''), a state chartered, full-service commercial bank; Northrim Investment Services Company (''NISC''), which we formed in November 2002 to hold the Company's 47% equity interest in Elliott Cove Capital Management LLC, (''Elliott Cove''), an investment advisory services company; and Northrim Capital Trust 1 (''NCT1''), an entity that we formed in May of 2003 to facilitate a trust preferred security offering by the Company. We also hold a 24% interest in the profits and losses of a residential mortgage holding company, Residential Mortgage Holding Company LLC (''RML Holding Company'') through Northrim Bank's wholly-owned subsidiary, Northrim Capital Investments Co. (''NCIC''). The predecessor of RML Holding Company, Residential Mortgage LLC (''RML''), was formed in 1998 and has offices throughout Alaska. In addition, we are now operating in the Washington and Oregon market areas through Northrim Funding Services, a new division of the Bank.

The Company is regulated by the Board of Governors of the Federal Reserve System, and the Bank is regulated by the Federal Deposit Insurance Corporation (''FDIC''), and the State of Alaska Department of Community and Economic Development, Division of Banking, Securities and Corporations. We began banking operations in Anchorage in December 1990, and formed the Company in connection with our reorganization into a holding company structure; that reorganization was completed effective December 31, 2001. We make our Securities Exchange Act reports available free of charge on our Internet web site, www.northrim.com. Our reports can also be obtained through the Securities and Exchange Commission's EDGAR database at www.sec.gov.

We opened for business in 1990 shortly after the dramatic consolidation of the Alaska banking industry in the late 1980s that left three large commercial banks with over 93% of commercial bank deposits in greater Anchorage. Through the successful implementation of our ''Customer First Service'' philosophy of providing our customers with the highest level of service, we capitalized on the opportunity presented by this consolidation and carved out a market niche among small business and professional customers seeking more responsive and personalized service.

We grew substantially in 1999, when we completed a public stock offering, in which we raised $18.5 million and acquired eight branches from Bank of America. The Bank of America branch acquisition was completed in June 1999 and increased our outstanding loans by $114 million, our deposits by $124 million, and provided us fixed assets valued at $2 million, for a purchase price of $5.9 million, in addition to the net book value of the loans and fixed assets. The stock offering allowed us to achieve the Bank of America acquisition while remaining well-capitalized under bank regulatory guidelines.

In January 2002, we moved our Eagle River Branch from a supermarket branch into a full-service branch to provide a higher level of service to the growing Eagle River market. In December 2002, we completed construction of our Wasilla Financial Center and moved from our existing supermarket branch and loan production office. We moved from our supermarket branch in west Anchorage into a freestanding facility in February 2003. In addition, we plan to explore other branching opportunities in our major markets in the future.

We have grown to be the third largest commercial bank in Anchorage and Alaska in terms of deposits, with $699.1 million in total deposits and $800.7 million in total assets at December 31, 2004. Through our 10 branches, we are accessible by approximately 75% of the Alaska population.

- ***Anchorage:*** We have two major financial centers in Anchorage, three smaller branches and two supermarket branches.
- ***Fairbanks:*** We opened our financial center in Fairbanks, Alaska's second largest city, in mid-1996. This branch has given us a strong foothold in Interior Alaska, and management believes that there is significant potential to increase our share of that market. We are currently analyzing additional market opportunities in this area.
- ***Eagle River:*** We also serve Eagle River, a community outside of Anchorage. In January of 2002, we moved from a supermarket branch into a full-service branch to provide a higher level of service to this growing market.
- ***Wasilla:*** Wasilla is a rapidly growing market in the Matanuska Valley outside of Anchorage where we completed construction of a new financial center in December of 2002 and moved from our supermarket branch and loan production office into this new facility.

New Core Software System

In 2000, we selected a new software system to process our loan and deposit accounts. We converted to the new system in the second quarter of 2001. This system, which utilizes an Oracle database and real-time customer transaction posting, initiates the process of modernizing our backroom processing. In 2002, we took additional steps by adding an item imaging system and upgrading our Internet banking capabilities. As a result, we moved item processing back in-house as it had been out-sourced due to the rapid expansion that followed the Bank of America branch purchase. We also revamped our customers' statements and began providing statements with imaged items in January 2003. In 2004, we added document imaging to this system to allow us to electronically store our records and documents. These initiatives were pursued to improve service levels to customers and achieve operational efficiencies.

Elliott Cove Capital Management LLC

The Company owns a 47% equity interest in Elliott Cove Capital Management LLC (''Elliott Cove''), an investment advisory services company, through its wholly-owned subsidiary, NISC. Elliott Cove began active operations in the fourth quarter of 2002 and has had start-up losses since that time as it continues to build its assets under management. In July of 2003, the Company made a commitment to loan $625,000 to Elliott Cove. The amount loaned on this commitment at December 31, 2003 was $475,000. In the second quarter of 2004, the Company converted the loan into an additional equity interest in Elliott Cove. At the time of the conversion, the amount outstanding on this loan was $625,000. During the first, second, and third quarters of 2004, other investors made additional investments in Elliott Cove. In addition, the Company made a separate commitment to loan Elliott Cove $500,000. The balance outstanding on this commitment at December 31, 2004 was $100,000. Finally, in the third quarter of 2004, the Company made an additional $250,000 investment in Elliott Cove. As a result of the additional investments in Elliott Cove by other investors and the Company's conversion of its $625,000 loan and its additional investment, its interest in Elliott Cove increased from 43% to 47% between December 31, 2003 and December 31, 2004.

During the first quarter of 2003, 10 Northrim Bank employees completed training and earned their Series 65 securities licenses and became Investment Advisor Representatives (''IARs''). In the second quarter of 2003, we began to offer Elliott Cove investment products to our customers through the sales efforts of the IARs. We hope to use the Elliott Cove products to diversify our product offerings in an effort to strengthen our existing customer relationships and bring new customers into the Bank. However, we expect to incur losses on the Elliott Cove investment for several years as Elliott Cove builds its assets under management.

Northrim Funding Services

In the third quarter of 2004, we formed Northrim Funding Services (''NFS'') as a division of the Bank. NFS is based in Bellevue, Washington and provides short-term working capital to customers in the states of Washington and Oregon by purchasing their accounts receivable. NFS incurred losses in the second half of 2004 as it spent that time organizing its operations.

Business Strategies

In addition to our acquisition strategy, we are pursuing a strategy of aggressive internal growth. Our success will depend on our ability to manage our credit risks and control our costs while providing competitive products and services. To achieve our objectives, we are pursuing the following business strategies:

- ***Providing Customer First Service:*** We provide a high level of customer service. Our guiding principle is to serve our market areas by operating with a ''Customer First Service'' philosophy, affording our customers the highest priority in all aspects of our operations. To achieve this objective, our management emphasizes the hiring and retention of competent and highly motivated employees at all levels of the organization. Management believes that a well-trained and highly motivated core of employees allows maximum personal contact with customers in order to understand and fulfill customer needs and preferences. This ''Customer First Service'' philosophy is combined with our emphasis on personalized, local decision making.

- ***Emphasizing Business and Professional Lending:*** We endeavor to provide commercial lending products and services, and to emphasize relationship banking with businesses and professional individuals. Management believes that our focus on providing financial services to businesses and professional individuals has and may continue to increase lending and core deposit volumes.

- ***Providing Competitive and Responsive Real Estate Lending:*** We are a major land development and residential construction lender and an active lender in the commercial real estate market. Management believes that our willingness to provide these services in a professional and responsive manner has contributed significantly to our growth. Because of our relatively small size, our experienced senior management can be more involved with serving customers and making credit decisions, allowing us to compete more favorably for lending relationships.

- ***Pursuing Strategic Opportunities for Additional Growth:*** Management believes that the Bank of America branch acquisition significantly strengthened our local market position and enabled us to further capitalize on expansion opportunities resulting from the demand for a locally based banking institution providing a high level of service. Not only did the acquisition increase our size, number of branch offices and lending capacity, but it also expanded our consumer lending, further diversifying our loan portfolio. We expect to continue seeking similar opportunities to further our growth while maintaining a high level of credit quality. We plan to affect our growth strategy through a combination of growth at existing branch locations, new branch openings, primarily in Anchorage, Wasilla and Fairbanks, and strategic banking and non-banking acquisitions.
- ***Developing a Sales Culture:*** In 2003, we conducted extensive sales training throughout the company and developed a comprehensive approach to sales. In 2004, we continued with this sales training in all of our major customer contact areas. Our goal throughout this process is to increase and broaden the relationships that we have with new and existing customers and to continue to increase our market share within our existing markets.

Services

We provide a wide range of banking services in South Central and Interior Alaska to businesses, professionals, and individuals with high service expectations.

Deposit Services: Our deposit services include non-interest-bearing checking accounts and interest-bearing time deposits, checking accounts, and savings accounts. Our interest-bearing accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. We have two deposit products that are indexed to specific U.S. Treasury rates.

Several of our innovative deposit services and products are:

- An indexed money market deposit account;
- A ''Jump-Up'' certificate of deposit (''CD'') that allows additional deposits with the opportunity to increase the rate to the current market rate for a similar term CD;
- An indexed CD that allows additional deposits, quarterly withdrawals without penalty, and tailored maturity dates; and
- Arrangements to courier non-cash deposits from our customers to their branch.

Lending Services: We are an active lender with an emphasis on commercial and real estate lending. We also have a significant niche in construction and land development lending in Anchorage, Fairbanks, and the Matanuska Valley (near Anchorage). To a lesser extent, we provide consumer loans. See ''— Lending Activities.''

Other Customer Services: In addition to our deposit and lending services, we offer our customers several 24-hour services: Telebanking, faxed account statements, Internet banking for individuals and businesses, and automated teller services. Other special services include personalized checks at account opening, overdraft protection from a savings account, extended banking hours (Monday through Friday, 9 a.m. to 6 p.m. for the lobby, and 8 a.m. to 7 p.m. for the drive-up, and Saturday 10 a.m. to 3 p.m.), commercial drive-up banking with coin service, automatic transfers and payments, wire transfers, direct payroll deposit, electronic tax payments, Automated Clearing House origination and receipt, cash management programs to meet the specialized needs of business customers, and courier agents who pick up non-cash deposits from business customers.

Directors and Executive Officers: The following table presents the names and occupations of our directors and executive officers.

Executive Officers/Age	Occupation
*R. Marc Langland, 63	Chairman, President, & CEO of the Company and the Bank, and Director, Alaska Air Group
*Christopher N. Knudson, 51	Executive Vice President and Chief Operating Officer of the Company and the Bank
Victor P. Mollozzi, 55	Senior Vice President, Senior Credit Officer of the Bank
Joseph M. Schierhorn, 47	Senior Vice President, Chief Financial Officer, and Compliance Manager of the Company and the Bank
Robert L. Shake, 46	Senior Vice President, Executive Loan Manager of the Bank

*Indicates individual serving as both director and executive officer.

Directors/Age	Occupation
Larry S. Cash, 53	President and CEO, RIM Architects (Alaska), Inc.; CEO, RIM Architects (Guam), Inc.
Mark G. Copeland, 62	Owner and sole member of Strategic Analysis, LLC, a management consulting firm
Frank A. Danner, 71	Secretary/Treasurer, IMEX, Ltd. dba Dynamic Property (real estate firm)
Ronald A. Davis, 72	Former Vice President, Acordia of Alaska Insurance (full service insurance agency)
Anthony Drabek, 57	President and CEO, Natives of Kodiak, Inc. (Alaska Native Corporation), Chairman and President, Koncor Forest Products Company; Secretary/Director, Atikon Forest Products Company
Richard L. Lowell, 64	Chairman, Ribelin Lowell Alaska USA Insurance Brokers, Inc. (insurance brokerage firm)
Irene Sparks Rowan, 63	Former Chairman and Director, Klukwan, Inc. (Alaska Native Corporation) and its subsidiaries
John C. Swalling, 55	President, Swalling & Associates, P.C. (accounting firm)
Joseph E. Usibelli, 66	Chairman, Usibelli Coal Mine, Inc.

Selected Financial Data

	2004	2003	2002	2001	2000
		(In Thousands Except Per Share Data)			
Net interest income	$41,271	$39,267	$34,670	$31,349	$28,279
Provision for loan losses	1,601	3,567	3,095	2,300	1,284
Other operating income	3,792	6,089	5,199	4,766	3,426
Other operating expense	26,535	24,728	23,061	22,569	21,304
Income before income taxes	16,927	17,061	13,713	11,246	9,117
Income taxes	6,227	6,516	5,171	4,138	3,284
Net income	$10,700	$10,545	$8,542	$7,108	$5,833
Earnings per share:					
Basic	$1.76	$1.76	$1.40	$1.17	$0.97
Diluted	1.71	1.69	1.35	1.13	0.95
Cash dividends per share	0.38	0.33	0.20	0.20	0.20
Assets	$800,726	$738,569	$704,249	$620,518	$547,496
Loans	678,269	601,119	534,990	482,562	413,445
Deposits	699,061	646,197	626,415	550,607	484,918
Long-term debt	2,974	3,374	3,774	1,500	1,500
Trust preferred securities	8,000	8,000	—	—	—
Shareholders' equity	83,358	75,285	68,373	60,791	54,299
Book value	$13.69	$12.44	$11.22	$9.95	$8.90
Tangible book value	$12.60	$11.29	$10.01	$8.69	$7.48
Net interest margin (tax equivalent)	5.88%	6.04%	5.82%	5.88%	5.82%
Efficiency ratio (cash)	58.07%	53.71%	56.92%	60.19%	64.57%
Return on assets	1.41%	1.50%	1.33%	1.23%	1.10%
Return on equity	13.50%	14.89%	13.32%	12.34%	11.44%
Equity/assets	10.41%	10.19%	9.71%	9.80%	9.92%
Dividend payout ratio	21.57%	19.04%	14.29%	17.09%	20.62%
Nonperforming loans/portfolio loans	0.97%	1.72%	1.09%	0.77%	0.86%
Net charge-offs/average loans	0.16%	0.33%	0.36%	0.29%	0.28%
Allowance for loan losses/portfolio loans	1.59%	1.70%	1.61%	1.55%	1.50%
Nonperforming assets/assets	0.82%	1.40%	0.81%	0.58%	0.65%
Number of banking offices	10	10	10	10	10
Number of employees (FTE)	272	268	246	234	223

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are a publicly traded bank holding company with three wholly-owned subsidiaries: the Bank, a state chartered, full-service commercial bank; NISC, a company formed to invest in Elliott Cove, an investment advisory services company; and NCT1, an entity formed to facilitate a trust preferred securities offering. The Bank in turn has a wholly-owned subsidiary, NCIC, which has an interest in RML Holding Company, a residential mortgage holding company. We are headquartered in Anchorage and have 10 branch locations, seven in Anchorage, and one each in Fairbanks, Eagle River, and Wasilla. The Bank also operates through its new division, Northrim Funding Services, in the Washington and Oregon markets. We offer a wide array of commercial and consumer loan and deposit products, investment products, and electronic banking services over the Internet.

We opened the Bank for business in Anchorage in 1990. The Bank became the wholly-owned subsidiary of the Company effective December 31, 2001, when we completed our bank holding company reorganization. We opened our first branch in Fairbanks in 1996, and our second location in Anchorage in 1997. During the second quarter of 1999, we purchased eight branches located in Anchorage, Eagle River and Wasilla from Bank of America. This acquisition resulted in us acquiring $114 million in loans, $124 million in deposits and $2 million in fixed assets for a purchase price of $5.9 million.

One of our major objectives is to increase our market share in Anchorage, Fairbanks, and the Matanuska Valley, Alaska's three largest urban areas. We estimate that we hold a 21% share of the commercial bank deposit market in Anchorage, a 7% share of the Fairbanks market, and a 6% share of the Matanuska Valley market as of June 30, 2004.

Our growth and operations depend upon the economic conditions of Alaska and the specific markets it serves. The economy of Alaska is dependent upon the natural resources industries, in particular oil production, as well as tourism, government, and U.S. military spending. Approximately 45% of the Alaska economy is generated from the oil industry, and about 80% of the Alaska state government is funded through various taxes and royalties on the oil industry. Any significant changes in the Alaska economy and the markets we serve eventually could have a positive or negative impact on the Company.

During the second quarter of 1999, we sold 1,842,900 shares of our common stock in an underwritten common stock offering that generated $18.5 million in net proceeds. We used the proceeds to purchase the Bank of America branches and to provide capital for additional growth.

At December 31, 2004, we had assets of $800.7 million and gross loans of $678.3 million, an increase of 8% and 13%, respectively, over the previous year. Our net income and diluted earnings per share for 2004 were $10.7 million and $1.71, respectively; an increase of 1% each, from 2003. During the same time, our net interest income increased by $2 million, or 5%. Our provision for loan losses during that period declined by $2 million, or 55%, as our nonperforming loans declined by $3.7 million, or 36%. In contrast, our other operating income declined by $2.3 million, or 38%. The growth in our net interest income combined with the positive effects of the declines in our provision for loan losses was offset for the most part by declines in our other operating income and an increase in other operating expenses of $1.8 million, or 7%, which resulted in a slight increase in our net income and earnings per share.

Results of Operations

Net Income

We earned net income of $10.7 million in 2004, compared to net income of $10.5 million in 2003, and $8.5 million in 2002. During these periods, net income per diluted share was $1.71, $1.69, and $1.35, respectively.

Net Interest Income

Our results of operations are dependent to a large degree on our net interest income. We also generate other income, primarily through service charges and fees, earnings from our mortgage affiliate, and other sources. Our operating expenses consist in large part of compensation, employee benefits expense, and occupancy expense. Interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities.

Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Net interest income in 2004 was $41.3 million compared to $39.3 million in 2003, and $34.7 million in 2002, reflecting an increase in our interest-earning assets. Average interest-earning assets increased $51 million, or 8%, in 2004 compared to an increase in average interest-bearing liabilities in 2004 of

$23.7 million, or 5%. Average interest-earning assets increased $53.8 million, or 9%, in 2003 compared to an increase in average interest-bearing liabilities in 2003 of $28.2 million, or 6%.

Changes in net interest income result from changes in volume and spread, which in turn affect our margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Changes in net interest income are influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During the fiscal years ended December 31, 2004, 2003, and 2002, average interest-earning assets were $704.5 million, $653.5 million and $599.7 million, respectively. During these same periods, net interest margins were 5.86%, 6.01% and 5.78%, respectively, which reflect our balance sheet mix and premium pricing on loans compared to other community banks and an emphasis on construction lending, which has a higher fee base. Our average yield on earning-assets was 6.89% in 2004, 7.03% in 2003, and 7.48% in 2002, while the average cost of interest-bearing liabilities was 1.48% in 2004, 1.42% in 2003, and 2.30% in 2002.

Our net interest margin decreased in 2004 from 2003 for several reasons. First, the cost of interest-bearing liabilities increased 6 basis points while the yield on interest-earning assets decreased 14 basis points. Second, fee income decreased in 2004 to $4.8 million versus $5.1 million in 2003 due in part to the fact that in 2003 the Bank received the benefit of pre-payment penalties on several long-term real estate loans that were refinanced. The total amount of pre-payment penalties earned in 2003 was $477,000, which increased our net interest margin by seven basis points based upon average interest-earning assets of $653.5 million.

The following table sets forth for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities. Resultant yields or costs, net interest income, and net interest margin are also presented.

Years Ended December 31,	2004			2003			2002		
	Average outstanding balance	Interest earned/ paid[1]	Yield/ Rate	Average outstanding balance	Interest earned/ paid[1]	Yield/ Rate	Average outstanding balance	Interest earned/ paid[1]	Yield/ Rate
					(In Thousands)				
Assets:									
Loans[2]	$628,830	$45,898	7.30%	$569,532	$42,945	7.54%	$505,706	$40,835	8.07%
Securities	64,008	2,492	3.89%	69,972	2,867	4.10%	76,899	3,730	4.85%
Overnight investments	11,633	164	1.41%	13,987	136	0.97%	17,121	269	1.57%
Total interest-earning assets	704,471	48,554	6.89%	653,491	45,948	7.03%	599,726	44,834	7.48%
Noninterest-earning assets	54,788			51,194			44,660		
Total assets	$759,259			$704,685			$644,386		
Liabilities and Shareholders' Equity:									
Deposits:									
Interest-bearing demand accounts	$57,373	$221	0.39%	$52,955	$205	0.39%	$49,198	$353	0.72%
Money market accounts	126,567	1,527	1.21%	134,582	1,293	0.96%	131,227	2,063	1.57%
Savings accounts	139,876	2,290	1.64%	104,158	1,182	1.13%	82,061	1,514	1.84%
Certificates of deposit	155,134	2,671	1.72%	164,847	3,523	2.14%	172,531	6,021	3.49%
Total interest-bearing deposits	478,950	6,709	1.40%	456,542	6,203	1.36%	435,017	9,951	2.29%
Borrowings	14,525	574	3.95%	13,235	478	3.61%	6,513	213	3.27%
Total interest-bearing liabilities	493,475	7,283	1.48%	469,777	6,681	1.42%	441,530	10,164	2.30%
Demand deposits and other noninterest-bearing liabilities	186,506			164,091			138,742		
Total liabilities	679,981			633,868			580,272		
Shareholders' equity	79,278			70,817			64,114		
Total liabilities and shareholders' equity	$759,259			$704,685			$644,386		
Net interest income		$41,271			$39,267			$34,670	
Net interest margin[3]			5.86%			6.01%			5.78%

(1) Interest income included loan fees.

(2) Nonaccrual loans are included with a zero effective yield.

(3) The net interest margin on a tax equivalent basis was 5.88%, 6.04%, 5.82%, 5.88%, and 5.82%, respectively, for 2004, 2003, 2002, 2001, and 2000.

The following table sets forth the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the changes due to volume and the changes due to interest rate.

	2004 compared to 2003			2003 compared to 2002		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Loans	$4,265	($1,312)	$2,953	$4,930	($2,820)	$2,110
Securities	(237)	(138)	(375)	(317)	(546)	(863)
Overnight investments	(17)	45	28	(43)	(90)	(133)
Total interest income	$4,011	($1,405)	$2,606	$4,570	($3,456)	$1,114
Interest Expense:						
Deposits:						
Interest-bearing demand accounts	$17	($1)	$16	$25	($173)	($148)
Money market accounts	(71)	305	234	52	(822)	(770)
Savings accounts	483	625	1,108	343	(675)	(332)
Certificates of deposit	(199)	(653)	(852)	(258)	(2,240)	(2,498)
Total interest on deposits	230	276	506	162	(3,910)	(3,748)
Borrowings	49	47	96	241	24	265
Total interest expense	$279	$323	$602	$403	($3,886)	($3,483)

Other Operating Income

Total other income decreased $2.3 million, or 38%, in 2004, after increasing $890,000, or 17%, in 2003, and $433,000, or 9%, in 2002. The following table separates the more routine (recurring) sources of other income from those that can fluctuate significantly from period to period:

Years Ended December 31,	2004	2003	2002	2001	2000
			(In Thousands)		
Other Operating Income					
Deposit service charges	$1,718	$1,805	$1,687	$1,606	$1,801
Electronic banking fees	608	563	654	652	502
Equity in earnings from RML	438	2,785	1,917	1,208	98
Merchant credit card transaction fees	414	363	423	400	296
Other transaction fees	405	247	283	324	317
Loan service fees	379	416	350	467	318
Equity in loss from Elliott Cove	(457)	(554)	(239)	—	—
Other income	136	109	11	24	27
Recurring sources	3,641	5,734	5,086	4,681	3,359
Gains on sale of SBA loans	—	—	—	—	56
Gain (loss) on sale of securities	151	310	113	47	(3)
Gain on sale of ORE	—	45	—	38	14
Other sources	151	355	113	85	67
Total other operating income	$3,792	$6,089	$5,199	$4,766	$3,426

The recurring sources of operating income in 2004 decreased $2.1 million, or 37%. In 2003, this income increased $648,000, or 13%, and in 2002, it increased $405,000, or 9%. Deposit service charges decreased $87,000, or 5%, in 2004 due in large part to increases in interest rates in 2004 that provided some customers with a larger earnings credit on their accounts that offset their deposit service charges. Our share of earnings from RML was $438,000 as compared to $2.8 million in 2003. Merchant credit card and electronic banking fees increased $51,000 and $45,000, respectively, or 14% and 8%, respectively, as a result of volume increases in these products. Other transaction fees increased $158,000, or 64%, due largely to increases in fees earned on our Business Manager® product that is used to purchase accounts receivable from customers. Loan service fees decreased $37,000, or 9%, in 2004 due mainly to lower fees received for the purchase of mortgage loans from RML. Finally, we recorded $457,000 loss from our share of the loss of Elliott Cove compared to a loss of $554,000 in 2003.

Included in recurring sources of other operating income in 2004, 2003, and 2002 are $438,000, $2.8 million, and $1.9 million, respectively, of income from our share of the earnings from RML. RML was formed in 1998 and has offices throughout Alaska. During the third quarter of 2004, RML reorganized and became a wholly-owned subsidiary of a newly formed holding company, Residential Mortgage Holding Company, LLC ("RML Holding Company"). In this process, RML Holding Company acquired another mortgage company, Pacific Alaska Mortgage Company ("PAM"). Prior to the reorganization, the Company, through Northrim Bank's wholly-owned subsidiary, Northrim Capital Investments Co. ("NCIC"), owned a 30% interest in the profits and losses of RML. Following the reorganization, the Company's interest in RML Holding Company decreased to 24%.

Earnings from RML and RML Holding Company have fluctuated with activity in the housing market, which has been affected by local economic conditions and changes in mortgage interest rates. In 2003, and 2002, declining mortgage interest rates generated a significant increase in the demand for mortgage loans by consumers both for the refinance of existing loans and the purchase of new homes. Mortgage rates began to increase in the third quarter of 2003 from the historic lows reached in the second quarter. As a result, the refinance activity in the mortgage industry began to decrease in the latter part of 2003. Due to this trend of increasing long-term mortgage interest rates our share of the earnings from RML declined in 2004.

Our share of the loss from Elliott Cove decreased to $457,000 in 2004, as compared to a loss of $554,000 in 2003. Elliott Cove began active operations in the fourth quarter of 2002 and has had start-up losses since that time as it continues to build its assets under management. In July of 2003, the Company made a commitment to loan $625,000 to Elliott Cove. The amount loaned on this commitment at December 31, 2003 was $475,000. In the second quarter of 2004, the Company converted the loan into an additional equity interest in Elliott Cove. At the time of the conversion, the amount outstanding on this loan was $625,000. During the first, second, and third quarters of 2004, other investors made additional investments in Elliott Cove. In addition, the Company made a separate commitment to loan Elliott Cove $500,000. The balance outstanding on this commitment at December 31, 2004 was $100,000. Finally, in the third quarter of 2004, the Company made an additional $250,000 investment in Elliott Cove. As a result of the additional investments in Elliott Cove by other investors and the Company's conversion of its $625,000 loan and its additional investment, its interest in Elliott Cove increased from 43% to 47% between December 31, 2003 and December 31, 2004.

The other sources of other operating income decreased $204,000 in 2004, or 57%. In 2003, this income increased $242,000, or 214%; and in 2002, it increased $28,000, or 33%. Security gains of $151,000 were recorded in 2004, $310,000 of gains were recorded in 2003, and $113,000 were recorded in 2002.

Expenses

Provision for Loan Losses: The provision for loan losses in 2004 was $1.6 million, compared to $3.6 million in 2003 and $3.1 million in 2002. We increased the provision in 2003 and 2002 because of loan growth, loss inherent in the portfolio, and increases in charge-offs and non-performing loans. In contrast, we decreased the provision in 2004 due to decreases in our non-performing loans and loan charge-offs. In 2004, we decreased our non-performing loans to $6.6 million from a balance of $10.3 million at December 31, 2003. In addition, net loan charge-offs were $1 million, or 0.16% of average loans, in 2004 as compared to $1.9 million, or 0.33% of average loans, in 2003 and $1.8 million, or 0.36% of average loans, in 2002. The allowance for loan losses also decreased in 2004 as a result of the decreases in non-performing loans and charge-offs and was $10.8 million, or 1.59% of portfolio loans as compared to $10.2 million, or 1.70% of portfolio loans at December 31, 2003 and $8.5 million, or 1.61% of portfolio loans, at December 31, 2002.

Other Operating Expense: Other operating expense increased $1.8 million, or 7%, in 2004, $1.7 million, or 7%, in 2003, and $492,000, or 2%, in 2002. The following table breaks out the other operating expense categories:

Years Ended December 31,	2004	2003	2002	2001	2000
			(In Thousands)		
Other Operating Expense					
Salaries and other personnel expense	$15,708	$14,180	$13,023	$12,135	$11,165
Occupancy, net	2,130	2,000	2,040	1,963	1,840
Equipment, net	1,372	1,504	1,405	1,508	1,497
Marketing	1,201	1,205	1,136	1,153	1,034
Software amortization	558	451	400	440	292
Intangible asset amortization	368	368	368	832	832
Supply expense	244	314	492	443	462
Legal expense	230	193	197	302	184
Cash handling costs	171	230	269	327	460
Loan collection and ORE costs	156	161	68	49	124
Consulting expense	89	144	78	104	50
Other expenses	4,308	3,978	3,585	3,313	3,364
Total other operating expense	$26,535	$24,728	$23,061	$22,569	$21,304

Salaries and other personnel expense increased $1.5 million, or 11%, in 2004, $1.2 million, or 9%, in 2003, and $888,000, or 7%, in 2002, reflecting increases in employees for the provision of services in our new branch locations in Wasilla, Eagle River, and West Anchorage in 2002 and 2003. The increased salary costs in 2004 were due to a smaller increase in the number of employees and ongoing competition for our employees, which placed upward pressure on our salary structure. Between 2002 and 2004, our equipment costs and occupancy expenses increased by $57,000, or 2%, as we incurred slightly higher costs in our new branch locations. In addition, the costs of amortizing the intangible asset created as a result of the branch purchase did not commence until mid-1999. Intangible amortization expense was $368,000 in 2004, 2003, and 2002. In 2002, amortization expense decreased by $464,000 because of the effect of a change in the accounting treatment of goodwill and intangible assets. As a result of the requirements of SFAS No. 142, we no longer amortize goodwill. However, the Company will continue to amortize the core deposit intangible.

Software amortization increased $107,000, or 24%, in 2004, and increased $51,000, or 13%, in 2003. These costs increased in part as we purchased software for our document image system that we implemented throughout the organization in 2003 and 2004.

Supply expense decreased by $70,000, or 22%, in 2004, and decreased $178,000, or 36%, in 2003. The main reason for the decreased supply costs in these years was a change in vendors coupled with a program that brought the inventory system for a number of our forms in-house.

Legal costs increased $37,000, or 19%, in 2004, decreased $4,000, or 2%, in 2003, and decreased $105,000 or 35%, in 2002.

Cash handling costs decreased $59,000, or 26%, in 2004, decreased $39,000, or 15%, in 2003, and decreased $58,000, or 18%, in 2002. These costs decreased over the years as we have renegotiated our contract with our vendor and brought more of these services back in-house as opposed to having them performed by an independent contractor.

Loan collection and ORE costs decreased $5,000, or 3%, in 2004, increased $93,000, or 137%, in 2003, and increased $19,000, or 39%, in 2002. These costs represent the out-of-pocket expense we incurred to liquidate problem assets and manage repossessed property resulting from the collection process. In 2003 and 2004, these costs were higher than those experienced in 2002 due to costs associated with the repossession and sale of a property in 2003 and the efforts that we expended to decrease our non-performing loans in 2004.

Consulting expenses decreased $55,000, or 38%, in 2004, and increased $66,000, or 85%, in 2003. These costs increased in 2003 due to consulting expenses associated with the review and enhancement of our information processing and employee benefit systems.

Other expenses increased $330,000, or 8%, in 2004 from 2003, and increased $393,000, or 11%, in 2003 from 2002. The main reasons for the change in 2004 were increases of $72,000, $191,000, and $85,000 in CPA audit fees, amortization expense on a low-income housing tax credit investment, and director fees, respectively. We had higher CPA fees in large part due to increased costs associated with auditing our internal controls over financial reporting as required under the Sarbanes-Oxley Act. We incurred increased amortization expense on our low-income housing tax credit investment in Related Corporate Partners XXII, L.P. (''RCP'') a Delaware limited partnership that develops low-income housing projects throughout the United States. We amortize this investment over time as we receive tax credits from it. Finally, the fees paid to the members of our Board of Directors increased due to the increased time required of the board of directors as a result of new and complex regulations such as the Sarbanes-Oxley Act and other regulations.

Income Taxes: The provision for income taxes decreased $289,000, or 4%, to $6.2 million in 2004, increased $1.3 million, or 26%, to $6.5 million in 2003, and increased $1 million, or 25%, to $5.2 million in 2002. The effective tax rate for 2004 was 37%, compared to 38% in 2003, and 38% in 2002. The effective tax rate decreased by 1 percentage point in 2004 due in part to the favorable resolution of a dispute on a prior year tax return and increased tax credits from our investment in RCP.

Financial Condition

Assets

Loans and Lending Activities

General: Our loan products include short- and medium-term commercial loans, commercial credit lines, construction and real estate loans, consumer loans, and credit cards. We emphasize providing financial services to small- and medium-sized businesses and to individuals. From our inception, we have emphasized commercial, land development and home construction, and commercial real estate lending. These types of lending have provided us with needed market opportunities and higher net interest margins than other types of lending. However, they also involve greater risks, including greater exposure to changes in local economic conditions, than certain other types of lending.

Loans are the highest yielding component of earning assets. Average loans were $59.3 million, or 10% greater in 2004 than in 2003. Average loans were $63.8 million, or 13% greater in 2003 than in 2002. Loans comprised 89% of total earning assets on average in 2004, 87% in 2003 and 84% in 2002. The yield on loans averaged 7.30% in 2004, 7.54% in 2003, and 8.07% in 2002.

Growth in the loan portfolio during 2004 was $77.2 million, or 13%. Commercial loans increased $47 million, or 21%, commercial real estate loans increased $12.8 million, or 5%, and construction loans increased $20.6 million, or 20%, in 2004. Real estate loans for sale decreased $1.4 million, or 100%, and installment and consumer loans decreased $1.6 million, or 4%. Funding for the growth in loans in 2004 came from an increase in interest-bearing liabilities and from noninterest-bearing sources of funds and capital.

We began a program in 1998 of purchasing single family mortgage loans originated from our affiliated mortgage company, RML. These loans, which are committed for sale to mortgage investors, have generally been held by the Company for less than 45 days. At December 31, 2004, these loans totaled $0 compared to $1.4 million on December 31, 2003.

Nonperforming Loans; Real Estate Owned: Nonperforming assets consist of nonaccrual loans, accruing loans that are 90 days or more past due, restructured loans, and real estate owned. We did not have any real estate owned at December 31, 2004. The following table sets forth information regarding our nonperforming loans and total nonperforming assets:

December 31,	2004	2003	2002	2001	2000
			(In Thousands)		
Nonperforming loans					
Nonaccrual loans	$5,876	$7,426	$4,717	$2,615	$2,425
Accruing loans past due 90 days or more	290	2,283	1,019	965	1,101
Restructured loans	424	597	—	—	48
Total nonperforming loans	6,590	10,306	5,736	3,580	3,574
Real estate owned	—	—	—	—	—
Total nonperforming assets	$6,590	$10,306	$5,736	$3,580	$3,574
Allowance for loan losses to portfolio loans	1.59%	1.70%	1.61%	1.55%	1.50%
Allowance for loan losses to nonperforming loans	163%	99%	148%	201%	174%
Nonperforming loans to portfolio loans	0.97%	1.72%	1.09%	0.77%	0.86%
Nonperforming assets to total assets	0.82%	1.40%	0.81%	0.58%	0.65%

Nonaccrual, Accruing Loans 9! Days or More Past Due, and Restructured Loans: The Company's financial statements are prepared on the accrual basis of accounting, including recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when management believes serious doubt exists about the collectability of principal or interest. Our policy generally is to discontinue the accrual of interest on all loans 90 days or more past due and place them on nonaccrual status. Cash payments on nonaccrual loans are directly applied to the principal balance. The amount of unrecognized interest on nonaccrual loans was $658,000, $690,000, and $480,000, in 2004, 2003, and 2002, respectively.

Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower, have been granted due to the borrower's weakened financial condition. Interest on restructured loans will be accrued at the restructured rates when it is anticipated that no loss of original principal will occur, and the interest can be collected.

Total nonperforming loans at December 31, 2004, were $6.6 million, or .97% of portfolio loans, a decrease of $3.7 million from $10.3 million at December 31, 2003, and an increase of $854,000 from $5.7 million at December 31, 2002. The decrease in nonperforming loans in 2004, as compared to 2003, resulted in part from decreasing the non-performing balances associated with one large commercial relationship, which accounted for approximately one-half of the decrease in the non-performing loans. The other half of the decrease in non-performing loans resulted from pay-downs and loan charge-offs on a number of smaller loan relationships.

Potential Problem Loans: At December 31, 2004, management had identified problem loans of $922,000 that were not previously classified. Potential problem loans are loans which are currently performing and are not included in nonaccrual, accruing loans 90 days or more past due, or restructured loans that have developed serious doubts as to the borrower's ability to comply with present payment terms and which may later be included in nonaccrual, past due, or restructured loans.

Analysis of Allowance for Loan Losses: The allowance for loan losses is maintained at a level considered adequate by management to provide for inherent loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, estimated collateral values, loss experience, credit concentrations, and an overall evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. Management believes that at December 31, 2004, the allowance is adequate to cover losses that are probable in light of our current loan portfolio and existing and expected economic conditions.

While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions and other events could result in adjustment to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

The following table shows the allocation of the allowance for loan losses at December 31, 2004, 2003, 2002, 2001, and 2000:

December 31,	2004		2003		2002		2001		2000	
Balance applicable	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)
					(Dollars in Thousands)					
Commercial	$5,130	39%	$5,610	37%	$4,285	35%	$4,086	34%	$3,556	33%
Construction	276	18%	282	17%	1,327	15%	336	14%	571	14%
Term	1,634	37%	413	40%	275	40%	410	37%	389	39%
Loans for sale	—	0%	—	0%	—	1%	—	4%	—	0%
Consumer	—	6%	3	6%	22	9%	5	11%	5	14%
Unallocated	3,724		3,878		2,567		2,363		1,687	
Total	$10,764	100%	$10,186	100%	$8,476	100%	$7,200	100%	$6,208	100%

(1) Represents percentage of this category of loans to total loans.

The following table sets forth for the periods indicated information regarding changes in our allowance for loan losses:

December 31,	2004	2003	2002	2001	2000
			(In Thousands)		
Balance at beginning of period	$10,186	$8,476	$7,200	$6,208	$6,091
Charge-offs:					
Commercial loans	(1,387)	(2,067)	(1,791)	(687)	(1,322)
Real estate loans	—	(127)	(67)	(748)	—
Consumer loans	(84)	(91)	(257)	(118)	(82)
Total charge-offs	(1,471)	(2,285)	(2,115)	(1,553)	(1,404)
Recoveries:					
Commercial loans	200	279	168	234	229
Construction loans	185	—	—	—	—
Real estate loans	—	111	48	—	2
Consumer loans	63	38	80	11	6
Total recoveries	448	428	296	245	237
Charge-offs net of recoveries	(1,023)	(1,857)	(1,819)	(1,308)	(1,167)
Provision for loan losses	1,601	3,567	3,095	2,300	1,284
Balance at end of period	$10,764	$10,186	$8,476	$7,200	$6,208
Ratio of net charge-offs to average loans outstanding during the period	0.16%	0.33%	0.36%	0.29%	0.28%

Credit Authority and Loan Limits: All of our loans and credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to us, including the indebtedness of any guarantor.

Generally, we are permitted to make loans to one borrower of up to 15% of our unimpaired capital and surplus. Our loan-to-one-borrower limitation was $13.7 million at December 31, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Provision for Loan Losses."

Loan Policy: Our lending operations are guided by loan policies, which outline the basic policies and procedures by which lending operations are conducted. Generally, the policies address our desired loan types, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. The policies are reviewed and approved annually by the Board of Directors. We supplement our own supervision of the loan underwriting and approval process with periodic loan reviews by experienced officers who examine quality, loan documentation, and compliance with laws and regulations.

Loans Receivable: Loans receivable increased to $678.3 million at December 31, 2004, compared to $601.1 million and $535 million at December 31, 2003 and 2002, respectively. At December 31, 2004, 67% of the portfolio was scheduled to mature or reprice in 2005 with 29% scheduled to mature or reprice between 2006 and 2009. Future growth in loans is generally dependent on new loan demand and deposit growth, constrained by our policy of being "well-capitalized."

Loan Portfolio Composition: The following table sets forth at the dates indicated our loan portfolio composition by type of loan:

December 31,	2004		2003		2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in Thousands)					
Commercial	$267,737	39.47%	$220,774	36.73%	$187,312	35.01%	$166,845	34.57%	$138,047	33.39%
Real estate loans:										
Construction	122,873	18.12%	102,311	17.02%	82,739	15.47%	68,952	14.29%	58,042	14.04%
Real estate term	252,358	37.21%	239,545	39.85%	212,740	39.77%	177,493	36.78%	162,226	39.24%
Real estate loans for sale	—	0.00%	1,395	0.23%	7,437	1.39%	19,496	4.04%	130	0.03%
Consumer loans	38,166	5.63%	39,796	6.62%	47,415	8.86%	52,236	10.82%	57,397	13.88%
Total	681,134	100.42%	603,821	100.45%	537,643	100.50%	485,022	100.51%	415,842	100.58%
Less:										
Unearned purchase discount	(44)	-0.01%	(44)	-0.01%	(44)	-0.01%	(271)	-0.06%	(586)	-0.14%
Unearned loan fees net of origination costs	(2,821)	-0.42%	(2,658)	-0.44%	(2,609)	-0.49%	(2,189)	-0.45%	(1,811)	-0.44%
Net loans	$678,269	100.00%	$601,119	100.00%	$534,990	100.00%	$482,562	100.00%	$413,445	100.00%

The following table presents at December 31, 2004, the aggregate maturities of our commercial and real estate construction loans:

	Maturing			
	Within 1 Year	1-5 Years	After 5 Years	Total
		(In Thousands)		
Commercial	$137,211	$81,629	$48,897	$267,737
Real estate construction	116,679	2,648	3,546	122,873
Total	$253,890	$84,277	$52,443	$390,610
Fixed-rate loans	$119,968	$41,233	$13,529	$174,730
Variable rate loans	133,922	43,044	38,914	215,880
Total	$253,890	$84,277	$52,443	$390,610

Commercial Loans: Our commercial loan portfolio includes both secured and unsecured loans for working capital and expansion. Short-term working capital loans generally are secured by accounts receivable, inventory, or equipment. We also make longer-term commercial loans secured by equipment and real estate. We also make commercial loans that are guaranteed in large part by the Small Business Administration or the Bureau of Indian Affairs and commercial real estate loans that are participated with the Alaska Industrial Development and Export Authority ("AIDEA"). Commercial loans represented 39% of our total loans outstanding as of December 31, 2004 and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that commercial loans are more sensitive to changes in interest rates.

Construction Loans:

Land Development: We are a major land development and residential construction lender. At December 31, 2004, we had $43.4 million of residential subdivision land development loans outstanding, or 6% of total loans.

One-to-Four-Family Residences: We financed approximately one-third of the single-family houses constructed in Anchorage in 2004. We originated one-to-four-family residential construction loans to builders for construction of homes. At December 31, 2004, we had $61.1 million of one-to-four-family residential and condominium construction loans, or 9% of total loans. Of the homes under construction at December 31, 2004, for which these loans had been made, 54% were subject to sale contracts between the builder and homebuyers who were pre-qualified for loans, usually with other financial institutions.

Commercial Construction: We also provide construction lending for commercial real estate projects. Such loans generally are made only when there is a firm take-out commitment upon completion of the project by a third party lender.

Real Estate Loans for Sale: In 1998, our wholly-owned subsidiary, NCIC, purchased a 30% profits and losses interest of RML, a mortgage company with offices throughout Alaska, in order for us to obtain a presence in the residential mortgage market. As noted above, in the third quarter of 2004, RML merged with PAM, another mortgage company. As a result, we now own 24% of RML Holding Company, the holding company for RML and PAM.

When originating residential mortgage loans, RML obtains a firm commitment from long-term investors to buy the loans at a specified interest rate and under other specified terms. We buy loans originated by RML and generally hold these loans for less than 45 days before they are purchased by the long-term investor. At December 31, 2004, we held no RML-originated loans. RML has warehouse lines of credit in place that are independent of the Company with which it finances the majority of its loan production.

Commercial Real Estate: We are an active lender in the commercial real estate market. At December 31, 2004, our commercial real estate loans were $252.4 million, or 37% of our loan portfolio. These loans are typically secured by office buildings, apartment complexes or warehouses. Loan maturities range from 10 to 25 years, ordinarily subject to our right to call the loan within 10 to 15 years of its origination. The interest rate for approximately 44% of these loans originated by Northrim resets every three years based on the spread over an index rate, normally prime or the three-year Treasury rate.

We often sell all or a portion of our commercial real estate loans to two State of Alaska entities that were established to provide long-term financing in the State, Alaska Industrial Development and Export Authority (''AIDEA''), and the Alaska Housing Finance Corporation (''AHFC''). We often sell up to a 90% loan participation to AIDEA. AIDEA's portion of the participated loan typically features a maturity twice that of the portion retained by us and bears a lower interest rate. The blend of our and AIDEA's loan terms allows us to provide competitive long-term financing to our customers, while reducing the risk inherent in this type of lending. We also originate and sell to AHFC loans secured by multifamily residential units. Typically, 100% of these loans are sold to AHFC and we provide ongoing servicing of the loans for a fee. AIDEA and AHFC make it possible for us to originate these commercial real estate loans and enhance fee income while reducing our exposure to risk.

Consumer Loans: We provide personal loans for automobiles, recreational vehicles, boats, and other larger consumer purchases. We provide both secured and unsecured consumer credit lines to accommodate the needs of our individual customers, with home equity lines of credit serving as the major product in this area.

Off-Balance Sheet Arrangements — Commitments and Contingent Liabilities: In the ordinary course of business, we enter into various types of transactions that include commitments to extend credit that are not reflected on our balance sheet. We apply the same credit standards to these commitments as in all of our lending activities and include these commitments in our lending risk evaluations. Our exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Note 18 to ''Notes to Consolidated Financial Statements'' in our Annual Report for the year ended December 31, 2004. See also ''Liquidity and Capital Resources.''

Investments and Investment Activities

General: Our investment portfolio consists primarily of U.S. Treasury and government agency securities, mortgage-backed securities, and municipal securities. Investment securities totaled $61.5 million at December 31, 2004, a decrease of $11.7 million, or 16%, from year-end 2003. The average maturity of the investment portfolio was three years at December 31, 2004.

Investment securities designated as available for sale comprised 97% of the portfolio and would be available to meet liquidity requirements. Both available for sale and held to maturity securities may be pledged as collateral to secure public deposits. At December 31, 2004, $31.2 million in securities were pledged for deposits.

Investment Portfolio Composition: Our investment portfolio is divided into two classes:

Securities Available For Sale: These are securities we may hold for indefinite periods of time and which we do not intend to hold to maturity. These securities include those that management intends to use as part of our asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. We carry these securities at market value with any unrealized gains or losses reflected as an adjustment to shareholders' equity.

Securities Held To Maturity: These are securities that we have the ability and the intent to hold to maturity. Events that may be reasonably anticipated are considered when determining our intent to hold investment securities for the foreseeable future. These securities are carried at amortized cost.

The following tables set forth the composition of our investment portfolio at the dates indicated:

	Amortized Cost	Market Value
	(In Thousands)	
Securities Available for Sale:		
December 31, 2004:		
U.S. Treasury	$5,503	$5,481
U.S. Agency	53,628	53,656
Mortgage-backed Securities	311	312
Total	$59,442	$59,449
December 31, 2003:		
U.S. Treasury	$498	$500
U.S. Agency	68,742	69,797
Mortgage-backed Securities	418	420
Total	$69,658	$70,717
December 31, 2002:		
U.S. Treasury	$3,501	$3,567
U.S. Agency	72,086	74,058
Mortgage-backed Securities	593	599
Total	$76,180	$78,224
Securities Held to Maturity:		
December 31, 2004:		
Municipal securities	$724	$771
Total	$724	$771
December 31, 2003:		
Municipal securities	$945	$1,011
Total	$945	$1,011
December 31, 2002:		
Municipal securities	$1,281	$1,351
Total	$1,281	$1,351

For the periods ending December 31, 2004, 2003, and 2002, we held Federal Home Loan Bank (''FHLB'') stock with a book value approximately equal to its market value in the amounts of $1.3 million, $1.5 million, and $1.8 million, respectively.

Market Value, Maturities and Weighted Average Yields: The following table sets forth the market value, maturities and weighted average yields of our investment portfolio at December 31, 2004:

	Maturing				
	Less than one year	One to five years	Five to 10 years	Due after 10 years	Total
	(Dollars In Thousands)				
Securities Available for Sale:					
U.S. Treasury					
Balance	$496	$4,985	$—	$—	$5,481
Weighted Average Yield	1.82%	2.70%	0.00%	0.00%	2.62%
U.S. Agency					
Balance	$6,162	$41,477	$6,017	$—	$53,656
Weighted Average Yield	5.00%	3.91%	4.75%	0.00%	4.13%
Mortgage-Backed Securities					
Balance	$—	$—	$—	$312	$312
Weighted Average Yield	0.00%	0.00%	0.00%	4.48%	4.48%
Total					
Balance	$6,658	$46,462	$6,017	$312	$59,449
Weighted Average Yield	4.76%	3.78%	4.75%	4.48%	3.99%
Securities Held to Maturity:					
Municipal Securities					
Balance	$66	$301	$265	$139	$771
Weighted Average Yield	3.57%	4.18%	4.64%	5.11%	4.45%

At December 31, 2004, we held no securities of any single issuer (other than governmental agencies) that exceed 10% of our shareholders' equity.

Liabilities

Deposits

General: Deposits are our primary source of new funds. Total deposits increased 8% to $699.1 million at December 31, 2004, compared with $646.2 million at December 31, 2003, and $626.4 million at December 31, 2002. Our deposits generally are expected to fluctuate according to the level of our market share, economic conditions, and normal seasonal trends.

Average Balances and Rates: The following table sets forth the average balances outstanding and average interest rates for each major category of our deposits, for the periods indicated:

December 31,	2004		2003		2002		2001		2000	
	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in Thousands)									
Interest-bearing demand accounts	$57,373	0.39%	$52,955	0.39%	$49,198	0.72%	$45,334	1.86%	$41,828	2.85%
Money market accounts	126,567	1.21%	134,582	0.96%	131,227	1.57%	132,950	3.44%	114,928	5.41%
Savings accounts	139,876	1.64%	104,158	1.13%	82,061	1.84%	34,731	2.50%	30,996	3.39%
Certificates of deposits	155,134	1.72%	164,847	2.14%	172,531	3.50%	190,693	5.37%	186,501	5.87%
Total interest-bearing accounts	478,950	1.40%	456,542	1.36%	435,017	2.29%	403,708	4.09%	374,253	5.18%
Noninterest-bearing demand accounts	181,731		159,858		135,181		109,748		98,559	
Total average deposits	$660,681		$616,400		$570,198		$513,456		$472,812	

Certificates of Deposit: The only deposit category with stated maturity dates is certificates of deposit. At December 31, 2004, we had $142.4 million in certificates of deposit, of which $114.4 million, or 80%, are scheduled to mature in 2005. The following table sets forth the amounts and maturities of our certificates of deposit with balances of $100,000 or more, at the dates indicated:

December 31,	2004	2003	2002	2001	2000
			(In Thousands)		
Remaining maturity:					
Three months or less	$20,427	$47,480	$29,828	$20,739	$24,393
Over three through six months	24,673	9,017	21,505	27,531	26,227
Over six through 12 months	25,976	19,966	15,535	30,549	27,743
Over 12 months	11,411	19,651	20,549	19,167	9,499
Total	$82,487	$96,114	$87,417	$97,986	$87,862

Alaska Permanent Fund: The Alaska Permanent Fund may invest in certificates of deposit at Alaska banks in an aggregate amount with respect to each bank, not to exceed its capital and at specified rates and terms. The depository bank must collateralize the deposit. At December 31, 2004, we held $25 million in certificates of deposit for the Alaska Permanent Fund, collateralized by letters of credit issued by the FHLB.

Borrowings

FHLB: At December 31, 2004, our maximum borrowing line from the FHLB was equal to $75.1 million, approximately 10% of the Company's assets. At December 31, 2004, there was $3 million outstanding on the line and an additional $25.2 million of the borrowing line was committed to secure public deposits. FHLB advances are secured by a blanket pledge of the Company's assets.

Other Short-term Borrowing: At December 31, 2004, there were no short-term (original maturity of one year or less) borrowings that exceeded 30% of shareholders' equity.

Contract Obligations

The following table references contract obligations of the Company.

	Payments Due by Period				
December 31, 2004	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In Thousands)		
Long-term debt obligations	$400	$800	$800	$8,974	$10,974
Operating lease obligations	1,407	2,432	2,401	6,225	12,465
Other long-term liabilities	507	—	—	—	507
Total	$2,314	$3,232	$3,201	$15,199	$23,946

	Payments Due by Period				
December 31, 2003	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In Thousands)		
Long-term debt obligations	$400	$800	$800	$9,374	$11,374
Operating lease obligations	1,254	2,431	2,037	6,710	12,432
Other long-term liabilities	1,021	507	—	—	1,528
Total	$2,675	$3,738	$2,837	$16,084	$25,334

Long term debt obligations consist of (a) $3 million advance from the FHLB that was originated on May 7, 2002, matures on May 7, 2012, and bears interest at 5.46%, and (b) $8 million junior subordinated debentures that were originated on May 8, 2003, mature on May 15, 2033, and bear interest at a rate of LIBOR plus 3.15%, adjusted quarterly. The operating lease obligations are more fully described at Note 18 of the Company's annual report. Other long-term liabilities consist of amounts that the Company owes for its investment in Related Corporate Partners XXII, L.P., (''RCP''), a Delaware limited partnership that develops low-income housing projects throughout the United States. The Company purchased a $3 million interest in RCP in January of 2003. The Company owes one installment on this investment due in April of 2005.

Liquidity and Capital Resources

Our primary sources of funds are customer deposits and advances from the Federal Home Loan Bank of Seattle. These funds, together with loan repayments, loan sales, other borrowed funds, retained earnings, and equity are used to make loans, to acquire securities and other assets, and to fund continuing operations. The primary sources of demands on our liquidity are customer demand for withdrawal of deposits and borrowers' demands that we advance funds against unfunded lending commitments. Our total unfunded lending commitments at December 31, 2004, were $142 million, and we do not expect that all of these loans are likely to be fully drawn upon at any one time. Additionally, as noted above, our total deposits at December 31, 2004, were $699.1 million.

The sources by which we meet the liquidity needs of our customers are current assets and borrowings available through our correspondent banking relationships and our credit lines with the Federal Reserve Bank and the FHLB. At December 31, 2004, our current assets were $358.1 million and our funds available for borrowing under our existing lines of credit were $113.2 million. Given these sources of liquidity and our expectations for customer demands for cash and for our operating cash needs, we believe our sources of liquidity to be sufficient in the foreseeable future.

In September 2002, our Board of Directors approved a plan whereby we would periodically repurchase for cash up to approximately 5%, or 306,372, of our shares of common stock in the open market. We purchased 224,800 shares of our stock under this program through December 31, 2004, at a total cost of $3.1 million, at an average price of $13.68 per share. However, we have not repurchased any of our shares in 2004. In August of 2004, the Board of Directors amended the stock repurchase plan and increased the number of shares available under the program by 5% of total shares outstanding, or 304,283 shares. We intend to continue to repurchase our stock from time to time depending upon market conditions, but we can make no assurances that we will continue this program or that we will repurchase all of the authorized shares.

The stock repurchase program had an effect on earnings per share because it decreased the total number of shares outstanding in 2002 and 2003 by 69,000 and 155,800, respectively. The table below shows this effect on diluted earnings per share.

Years Ending:	Diluted EPS as Reported	Diluted EPS without Stock Repurchase
2004	$1.71	$1.65
2003	$1.69	$1.64
2002	$1.35	$1.35

On May 8, 2003, the Company's newly formed subsidiary, Northrim Capital Trust 1, issued trust preferred securities in the principal amount of $8 million. These securities carry an interest rate of LIBOR plus 3.15% per annum that was initially set at 4.45% adjusted quarterly. The securities have a maturity date of May 15, 2033, and are callable by the Company on or after May 15, 2008. These securities are treated as Tier 1 capital by the Company's regulators for capital adequacy calculations. The interest cost to the Company of the trust preferred securities was $375,000 in 2004. At December 31, 2004, the securities had an interest rate of 5.44%.

Our shareholders' equity at December 31, 2004, was $83.4 million, an $8.1 million, or 11%, increase from 2003. We are subject to minimum capital requirements. Federal banking agencies have adopted regulations establishing minimum requirements for the capital adequacy of banks and bank holding companies. The requirements address both risk-based capital and leverage capital. We believe as of December 31, 2004, that the Company and Northrim Bank met all applicable capital adequacy requirements.

The FDIC has in place qualifications for banks to be classified as ''well-capitalized.'' As of December 15, 2004, the most recent notification from the FDIC categorized Northrim Bank as ''well-capitalized.'' There were no conditions or events since the FDIC notification that we believe have changed Northrim Bank's classification.

The table below illustrates the capital requirements for the Company and the Bank and the actual capital ratios for each entity that exceed these requirements. The capital ratios for the Company exceed those for the Bank primarily because the $8 million trust preferred securities offering that the Company completed in the second quarter of 2003 is included in the Company's capital for regulatory purposes although they are accounted for as a long-term debt in our financial statements. The trust preferred securities are not accounted for on the Bank's financial statements nor are they included in its capital. As a result, the Company has $8 million more in regulatory capital than the Bank, which explains most of the difference in the capital ratios for the two entities.

December 31, 2004	Adequately - Capitalized	Well - Capitalized	Actual Ratio BHC	Actual Ratio Bank
Tier 1 risk-based capital	4.00%	6.00%	11.62%	10.18%
Total risk-based capital	8.00%	10.00%	12.87%	11.44%
Leverage ratio	4.00%	5.00%	10.72%	9.40%

(See Note 19 of the Consolidated Financial Statements for a detailed discussion of the capital ratios.)

Effects of Inflation and Changing Prices

The primary impact of inflation on our operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, which could affect the degree and timing of the repricing of our assets and liabilities.

Market for Common Stock

Our common stock trades on the Nasdaq Stock Market under the symbol, ''NRIM.'' We are aware that large blocks of our stock are held in street name by brokerage firms. At December 31, 2004, the number of shareholders of record of our common stock was 208.

Our initial public offering in 1990 sold 2.1 million shares at $4.30 per share. A secondary offering in 1992 sold 449,000 shares at $3.49 per share. Subsequent underwritten public offerings sold 1 million shares at $5.88 per share in 1993, and 2.1 million shares were sold at $9.43 in 1999. Amounts and per share prices have been restated to reflect stock splits and stock dividends where appropriate.

We began paying regular cash dividends of $0.05 per share in the second quarter of 1996. In the second quarter of 2003, we increased the cash dividend to $0.095 per share. Cash dividends totaled $2.3 million, $2 million, and $1.2 million in 2004, 2003, and 2002, respectively. On January 6, 2005, the Board of Directors approved payment of a $0.095 per share dividend on February 4, 2005, to shareholders of record on January 24, 2005. The Company and the Bank are subject to restrictions on the payment of dividends pursuant to applicable federal and state banking regulations.

The following are high and low sales prices as reported by Nasdaq. Prices do not include retail markups, markdowns or commissions. Prices have been adjusted for applicable stock dividends.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
High	$25.64	$25.56	$21.85	$23.84
Low	$22.64	$18.65	$20.01	$21.83
2003				
High	$14.74	$18.16	$20.24	$24.00
Low	$12.85	$13.98	$17.41	$18.68

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151, *Inventory Costs,* which was an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4, *"Inventory Pricing"* and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Company believes that the adoption of Statement No. 151 will have no impact on its financial statements.

In December 2004, the FASB issued Statement No. 152, *Accounting for Real Estate Time-Sharing Transactions,* which is an amendment of FASB Statement No. 66, *Accounting for Sales of Real Estate* and references the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants ("AICPA") Statement of Position (SOP) 04-2, *Accounting for Real Estate Time-Sharing Transactions.* This Statement also amends FASB Statement No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects,* to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The Company believes that the adoption of Statement No. 152 will have no impact on its financial statements.

In December 2004, the FASB issued Statement No. 153, *Exchanges of Nonmonetary Assets,* which is an amendment of Accounting Principles Board ("APB") Opinion No. 29 and eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance and are not expected to result in significant changes in the cash flows of the reporting entity. The Company believes that the adoption of Statement No. 153 will have no impact on its financial statements.

In December 2004, the FASB issued Statement No. 123, *Share-Based Payment,* which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services primarily in share-based payment transactions with its employees. This Statement supersedes the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. In accordance with the provisions of this Statement, the Company will begin to expense the costs associated with its stock options in the third quarter of 2005.

Quantitative and Qualitative Disclosure About Market Risk

Our results of operations depend substantially on our net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition, and in addition, our community banking focus makes our results of operations particularly dependent on the Alaska economy.

The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by setting a target range and minimum for the net interest margin and running simulation models under different interest rate scenarios to measure the risk to earnings over the next 12-month period.

In order to control interest rate risk in a rising interest rate environment, our philosophy is to shorten the average maturity of the investment portfolio and emphasize the pricing of new loans on a floating rate basis in order to achieve a more asset sensitive position, therefore, allowing quicker repricings and maximizing net interest margin. Conversely, in a declining interest rate environment, our philosophy is to lengthen the average maturity of the investment portfolio and emphasize fixed rate loans, thereby becoming more liability sensitive. In each case, the goal is to exceed our targeted net interest margin range without exceeding earnings risk parameters.

Our excess liquidity not needed for current operations has generally been invested in securities, primarily securities issued by governmental agencies. The securities portfolio contributes to our profits and plays an important part in the overall interest rate management. The primary tool used to manage interest rate risk is determination of mix, maturity, and repricing characteristics of the loan portfolios. The loan and securities portfolios must be used in combination with management of deposits and borrowing liabilities and other asset/liability techniques to actively manage the applicable components of the balance sheet. In doing so, we estimate our future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases, and estimated interest rate changes.

Although analysis of interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of exposure to interest rate risk, we believe that because interest rate gap analysis does not address all factors that can affect earnings performance, such as early withdrawal of time deposits and prepayment of loans, it should not be used as the primary indictor of exposure to interest rate risk and the related volatility of net interest income in a changing interest rate environment. Interest rate gap analysis is primarily a measure of liquidity based upon the amount of change in principal amounts of assets and liabilities outstanding, as opposed to a measure of changes in the overall net interest margin.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of our interest-earning assets and interest-bearing liabilities at December 31, 2004. The amounts in the table are derived from internal data based upon regulatory reporting formats and, therefore, may not be wholly consistent with financial information appearing elsewhere in the audited financial statements that have been prepared in accordance with generally accepted accounting principles. The amounts shown below could also be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

	Estimated maturity or repricing at December 31, 2004				
	0-3 months	4-12 months	1-5 years	≥5 years	Total
			(In Thousands)		
Interest-Earning Assets:					
Money market investments	$12,157	$—	$—	$—	$12,157
Investment securities	312	6,411	46,747	8,005	61,475
Loans:					
Commercial	157,016	44,973	59,273	6,475	267,737
Real estate construction	87,505	31,478	3,890	—	122,873
Real estate term	70,743	52,184	124,815	4,616	252,358
Real estate for sale	—	—	—	—	—
Installment and other consumer	11,749	3,270	10,715	12,432	38,166
Total interest-earning assets	$339,482	$138,316	$245,440	$31,528	$754,766
Percent of total interest-earning assets	45%	18%	33%	4%	100%
Interest-Bearing Liabilities:					
Interest-bearing demand accounts	$59,933	$—	$—	$—	$59,933
Money market accounts	142,181	—	—	—	142,181
Savings accounts	170,629	—	—	—	170,629
Certificates of deposit	32,834	81,580	27,945	—	142,359
FHLB advances	—	—	—	2,974	2,974
Other borrowings	3,504	—	—	—	3,504
Trust preferred securities	8,000	—	—	—	8,000
Total interest-bearing liabilities	$417,081	$81,580	$27,945	$2,974	$529,580
Percent of total interest-bearing liabilities	79%	15%	5%	1%	100%
Interest sensitivity gap	($77,599)	$56,736	$217,495	$28,554	$225,186
Cumulative interest sensitivity gap	($77,599)	($20,863)	$196,632	$225,186	
Cumulative interest sensitivity gap as a percentage of total assets	-10%	-3%	25%	28%	

As stated previously, certain shortcomings, including those described below, are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets have features that restrict changes in their interest rates, both on a short-term basis and over the lives of the assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables as can the relationship of rates between different loan and deposit categories. Moreover, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates.

We utilize a simulation model to monitor and manage interest rate risk within parameters established by our internal policy. The model projects the impact of a 100 basis point increase and a 100 basis point decrease, from prevailing interest rates, on the balance sheet over a period of 12 months. Generalized assumptions are made on how investment securities, classes of loans and various deposit products might respond to the interest rate changes. These assumptions are inherently uncertain, and as a result, the model cannot precisely estimate net interest income nor precisely predict the impact of higher or lower interest rates on net interest income. Actual results would differ from simulated results due to factors such as timing, magnitude and frequency of rate changes, customer reaction to rate changes, changes in market conditions and management strategies, among other factors.

Based on the results of the simulation models at December 31, 2004, we expect an increase in net interest income of $641,000 and a decrease of $1.2 million in net interest income over a 12-month period, if interest rates decreased or increased an immediate 100 basis points, respectively. Due to the low level of interest rates, a drop of 100 basis points was unrealistic for some of the interest-bearing deposits since the Company is currently paying less than 100 basis points on some of those products. In these instances, interest rates were reduced less than 100 basis points.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles involves the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Our estimate for the loan loss reserve is based on our assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, estimated collateral values, loss experience, credit concentrations, and an overall evaluation of the quality of the underlying collateral, and holding and disposal costs. While we believe that we have used the best information available to determine the allowance for loan losses, unforeseen market conditions and other events could result in adjustment to the allowance for loan losses, and net income could be significantly affected, if circumstances differed substantially from the assumptions used in making the final determination.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Our principal executive and financial officers supervised and participated in this evaluation. Based on this evaluation, our principal executive and financial officers each concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparations and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment and the criteria discussed above, management believes that, as of December 31, 2004, the Company maintained effective internal control over financial reporting.

The Company's registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report follows below.

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Northrim BanCorp, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Northrim BanCorp, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Northrim BanCorp, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Northrim BanCorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Northrim BanCorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 18, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

/s/ KPMG LLP
Anchorage, Alaska
February 18, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Northrim BanCorp, Inc.:

We have audited the accompanying consolidated balance sheets of Northrim BanCorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northrim BanCorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Northrim BanCorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

/s/ KPMG LLP
Anchorage, Alaska
February 18, 2005

Consolidated Financial Statements

NORTHRIM BANCORP, INC.
Consolidated Balance Sheets
December 31, 2004 and 2003

	2004	2003
	(In Thousands Except Share Amounts)	
Assets		
Cash and due from banks (Note 2)	$18,936	$31,298
Money market investments (Note 3)	12,157	5,597
Investment securities held to maturity (Note 4)	724	945
Investment securities available for sale (Note 4)	59,449	70,717
Investment in Federal Home Loan Bank stock (Note 4)	1,302	1,546
Total Long-term Investments	61,475	73,208
Real estate loans for sale (Note 5)	—	1,395
Portfolio loans (Note 5)	678,269	599,724
Total Loans	678,269	601,119
Allowance for loan losses (Note 6)	(10,764)	(10,186)
Net Loans	667,505	590,933
Premises and equipment, net (Note 7)	10,583	11,107
Accrued interest receivable	3,678	3,300
Intangible assets (Notes 1 and 8)	6,634	7,002
Other assets (Notes 1 and 8)	19,758	16,124
Total Assets	$800,726	$738,569
Liabilities		
Deposits:		
Demand	$183,959	$179,461
Interest-bearing demand	59,933	56,312
Savings	170,629	109,740
Money market	142,181	137,657
Certificates of deposit less than $100,000 (Note 9)	59,872	66,913
Certificates of deposit greater than $100,000 (Note 9)	82,487	96,114
Total Deposits	699,061	646,197
Borrowings (Note 10)	6,478	5,143
Trust preferred securities (Note 11)	8,000	8,000
Other liabilities	3,829	3,944
Total Liabilities	717,368	663,284
Shareholders' Equity (Note 16 and 17)		
Common stock, $1 par value, 10,000,000 shares authorized, 6,089,120 and 6,050,359 shares issued and outstanding at December 31, 2004 and 2003, respectively	6,089	6,050
Additional paid-in capital	45,876	45,615
Retained earnings	31,389	22,997
Accumulated other comprehensive income-net unrealized gains on available for sale investment securities	4	623
Total Shareholders' Equity	83,358	75,285
Commitments and contingencies (Notes 2, 4, 10, 15, 18, 19, and 22)		
Total Liabilities and Shareholders' Equity	$800,726	$738,569

See accompanying notes to the consolidated financial statements.

NORTHRIM BANCORP, INC.
Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In Thousands Except Per Share Amounts)		
Interest Income			
Interest and fees on loans	$45,898	$42,945	$40,835
Interest on investment securities-assets available for sale (Note 4)	2,400	2,724	3,512
Interest on investment securities-held to maturity (Note 4)	92	143	218
Interest on money market investments	164	136	269
Total Interest Income	48,554	45,948	44,834
Interest Expense			
Interest expense on deposits and borrowings (Note 12)	7,283	6,681	10,164
Net Interest Income	41,271	39,267	34,670
Provision for loan losses (Note 6)	1,601	3,567	3,095
Net Interest Income After Provision for Loan Losses	39,670	35,700	31,575
Other Operating Income			
Service charges on deposit accounts	1,718	1,805	1,687
Equity in earnings from RML Holding Company	438	2,785	1,917
Equity in loss from Elliott Cove	(457)	(554)	(239)
Other income	2,093	2,053	1,834
Total Other Operating Income	3,792	6,089	5,199
Other Operating Expense			
Salaries and other personnel expense	15,708	14,180	13,023
Occupancy, net	2,130	2,000	2,040
Equipment expense	1,372	1,504	1,405
Marketing expense	1,201	1,205	1,136
Intangible asset amortization expense	368	368	368
Other expense	5,756	5,471	5,089
Total Other Operating Expense	26,535	24,728	23,061
Income Before Income Taxes	16,927	17,061	13,713
Provision for income taxes (Note 13)	6,227	6,516	5,171
Net Income	$10,700	$10,545	$8,542
Earnings Per Share, Basic	$1.76	$1.76	$1.40
Earnings Per Share, Diluted	$1.71	$1.69	$1.35
Weighted Average Shares Outstanding, Basic	6,079,315	6,000,273	6,112,144
Weighted Average Shares Outstanding, Diluted	6,270,615	6,225,889	6,317,910

See accompanying notes to the consolidated financial statements.

NORTHRIM BANCORP, INC.
Consolidated Statements of Changes in
Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2004, 2003 and 2002

	Common stock		Additional		Accumulated	
	Number of shares	Par value	paid-in capital	Retained earnings	other comprehensive income	Total
				(In Thousands)		
Balance as of December 31, 2001	6,107	$6,107	$47,023	$7,140	$521	$60,791
Cash dividend	—	—	—	(1,222)	—	(1,222)
Exercise of Stock Options	57	57	377	—	—	434
Treasury stock buy-back	(69)	(69)	(786)	—	—	(855)
Comprehensive income:						
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect	—	—	—	—	683	683
Net Income	—	—	—	8,542	—	8,542
Total Comprehensive Income						9,225
Balance as of December 31, 2002	6,095	$6,095	$46,614	$14,460	$1,204	$68,373
Cash dividend	—	—	—	(2,008)	—	(2,008)
Exercise of Stock Options	111	111	1,064	—	—	1,175
Treasury stock buy-back	(156)	(156)	(2,063)	—	—	(2,219)
Comprehensive income:						
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect	—	—	—	—	(581)	(581)
Net Income	—	—	—	10,545	—	10,545
Total Comprehensive Income						9,964
Balance as of December 31, 2003	6,050	$6,050	$45,615	$22,997	$623	$75,285
Cash dividend	—	—	—	(2,308)	—	(2,308)
Exercise of Stock Options	39	39	261	—	—	300
Comprehensive income:						
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect	—	—	—	—	(619)	(619)
Net Income	—	—	—	10,700	—	10,700
Total Comprehensive Income						10,081
Balance as of December 31, 2004	6,089	$6,089	$45,876	$31,389	$4	$83,358

See accompanying notes to the consolidated financial statements.

NORTHRIM BANCORP, INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(In Thousands)	
Operating Activities:			
Net income	$10,700	$10,545	$8,542
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Security (gains), net	(151)	(310)	(113)
Depreciation and amortization of premises and equipment	1,142	1,220	1,141
Amortization of software	558	451	400
Intangible asset amortization	368	368	368
Amortization of investment security premium, net of discount accretion	151	266	187
Deferred tax (benefit)	(1,260)	(1,738)	(1,264)
Deferral of loan fees and costs, net	163	49	420
Gain on sale of building	—	(12)	(12)
Provision for loan losses	1,601	3,567	3,095
Equity in earnings from RML	(438)	(2,785)	(1,917)
Equity in loss from Elliott Cove	457	554	239
(Increase) decrease in accrued interest receivable	(378)	(108)	278
(Increase) in other assets	(2,385)	(525)	(766)
Increase (decrease) of other liabilities	(115)	848	85
Net Cash Provided by Operating Activities	10,413	12,390	10,683
Investing Activities:			
Investment in securities:			
Purchases of investment securities—Available-for-sale	(28,341)	(52,966)	(96,120)
Proceeds from sales/maturities of securities—Available-for-sale	38,559	59,532	92,611
Proceeds from maturities of securities—Held-to-maturity	220	335	551
Investment in Federal Home Loan Bank stock, net	244	228	886
Investments in loans:			
Sales of loans and loan participations	20,036	148,376	102,274
Loans made, net of repayments	(98,373)	(216,411)	(156,941)
Investment in Elliott Cove	(250)	(375)	(375)
Investment in Related Corporate Partners	—	(2,956)	—
Purchases of premises and equipment	(618)	(1,846)	(5,745)
Net Cash Used by Investing Activities	(68,523)	(66,083)	(62,859)
Financing Activities:			
Increase in deposits	52,864	19,782	75,808
Increase (decrease) in borrowings	1,335	(1,222)	683
Loan to Elliott Cove	(250)	(350)	(125)
Proceeds from issuance of common stock	300	1,175	434
Proceeds from issuance of trust preferred securities	—	8,000	—
Repurchase of common stock	—	(2,219)	(855)
Dividends received from RML	367	1,850	1,161
Cash dividends paid	(2,308)	(2,008)	(1,222)
Net Cash Provided by Financing Activities	52,308	25,008	75,884
Net Increase (Decrease) by Cash and Cash Equivalents	(5,802)	(28,685)	23,708
Cash and cash equivalents at beginning of period	36,895	65,580	41,872
Cash and Cash Equivalents at End of Year	$31,093	$36,895	$65,580
Supplemental Information:			
Income taxes paid	$6,825	$7,900	$6,400
Interest paid	$7,766	$6,851	$10,636
Conversion of Elliott Cove loan to equity	$625	$—	$—

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 — Organization and Summary of Significant Accounting Policies

Northrim BanCorp, Inc. (the ''Company'') is a bank holding company whose subsidiaries are Northrim Bank (the ''Bank''), which serves Anchorage, Eagle River, the Matanuska Valley, Fairbanks, Alaska, and the Pacific Northwest through its Northwest Funding Services division; Northrim Investment Services Company (''NISC'') which holds the Company's interest in Elliott Cove Capital Management LLC (''Elliott Cove''), an investment advisory services company, and Northrim Capital Trust 1 (''NCT1''), an entity that was formed to facilitate a trust preferred securities offering by the Company. The Company is regulated by the State of Alaska and the Federal Reserve Board. The Company was incorporated in Alaska, and its primary market areas include Anchorage, the Matanuska Valley, and Fairbanks, Alaska, where the majority of its lending and deposit activities have been with Alaska businesses and individuals.

Effective December 31, 2001, Northrim Bank became a wholly-owned subsidiary of a new bank holding company, Northrim BanCorp, Inc. The Bank's shareholders agreed to exchange their ownership in the Bank for the ownership in the Company. The ownership interests in the Company are the same as the ownership interests in the Bank prior to the exchange. The exchange has been accounted for similar to a pooling of interests.

The Bank formed a wholly-owned subsidiary, Northrim Capital Investments Co. (''NCIC''), in 1998. This subsidiary owns a 24% profit interest in Residential Mortgage Holding Company LLC (''RML Holding Company''), a residential mortgage holding company that owns two mortgage companies, Residential Mortgage LLC (''RML'') and Pacific Alaska Mortgage (''PAM''). These mortgage companies have branches throughout Alaska. The Company accounts for RML Holding Company using the equity method.

Estimates and Assumptions: In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period and the disclosure of contingent assets and liabilities in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing balances with other banks, money market investments including interest-bearing balances with the FHLB, banker's acceptances, commercial paper, securities purchased under agreement to resell, and federal funds sold.

Investment Securities: Securities available-for-sale are stated at fair value with unrealized holding gains and losses, net of tax, excluded from earnings and are reported as a net amount in a separate component of other comprehensive income. The gain or loss on available-for-sale securities sold is determined on a specific identification basis.

Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount on a level-yield basis. The Company has the ability and intent to hold these securities to maturity.

Loans and Loan Fees: Loans are carried at their principal amount outstanding, adjusted for the net of unamortized fees and related direct loan origination costs. Interest income on loans is accrued and recognized on the principal amount outstanding except for those loans in a non-accrual status. Loans are placed on non-accrual when management believes serious doubt exists as to the collectibility of the interest. Cash payments received on non-accrual loans are directly applied to the principal balance. Loan origination fees received in excess of direct origination costs are deferred and amortized by a method approximating the level-yield method over the life of the loan.

Allowance for Loan Losses: The allowance for loan losses is a management estimate of the reserve necessary to absorb probable losses in the Company's loan portfolio. In determining the adequacy of the allowance, management evaluates prevailing economic conditions, results of regular examinations and evaluations of the quality of the loan portfolio by external parties, actual loan loss experience, the extent of existing risks in the loan portfolio and other pertinent factors. Future additions to the allowance may be necessary based on changes in economic conditions and other factors used in evaluating the loan portfolio. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments of information available to them at the time of their examination.

The allowance for impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense for financial reporting purposes is computed using the straight-line method based upon the shorter of the lease term or the estimated useful lives of the assets, ranging from three years for vehicles to 10 years for leasehold improvements. Maintenance and repairs are charged to current operations, while renewals and betterments are capitalized.

Intangible Assets: As part of an acquisition of branches from Bank of America in 1999, the Company recorded $6.9 million of goodwill and $2.9 million of core deposit intangible. In accordance with Statements of Financial Accounting Standards (SFAS) No. 142 ''Goodwill and Other Intangible Assets,'' management reviewed the goodwill asset for impairment at January 11, 2005, and determined that it was not impaired. In accordance with SFAS 142, as of January 1, 2002, the Company no longer amortizes goodwill but periodically tests it for impairment. The core deposit intangible has an estimated life of eight years, and the Company will continue to amortize it.

Other Assets: Other assets include purchased software and prepaid expenses. These assets are carried at amortized cost and are amortized using the straight-line method over their estimated useful life. Also included in other assets is the deferred tax asset and the Company's investment in RML Holding Company, Elliott Cove, and Related Corporate Partners XXII, L.P., (''RCP''), a Delaware limited partnership that develops low-income housing projects throughout the United States. The Company purchased a $3 million interest in RCP in January of 2003.

Other Real Estate: Other real estate represents properties acquired through foreclosure or its equivalent. Prior to foreclosure, the carrying value is adjusted to the lower of cost or fair market value of the real estate to be acquired by a charge to the allowance for loan loss. Any subsequent reduction in the carrying value is charged against earnings.

Advertising: Advertising, promotion and marketing costs are expensed as incurred. For the periods ending December 31, 2004, 2003, and 2002, the Company reported total expenses of $1.2 million, $1.2 million, and $1.1 million, respectively.

Income Taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share: Earnings per share is calculated using the weighted average number of shares and dilutive common stock equivalents outstanding during the period. Stock options, as described in Note 17, are considered to be common stock equivalents. Incremental shares were 191,300, 225,616, and 205,766 for 2004, 2003, and 2002, respectively. All shares for calculating earnings per share have been adjusted to reflect stock dividends.

Stock Option Plans: The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (''APB'') Opinion No. 25, ''Accounting for Stock Issued to Employees,'' and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, ''Share Based-Payment'', a revision of FASB 123 ''Accounting for Stock-Based Compensation'' establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. In addition, the Company will begin to expense costs associated with its stock options in the third quarter of 2005 as required by the revision of FASB Statement No. 123.

Comprehensive Income: Comprehensive income consists of net income and net unrealized gains (losses) on securities after tax effect and is presented in the consolidated statements of shareholders' equity and comprehensive income.

Reclassifications: Certain reclassifications have been made to prior year amounts to maintain consistency with the current year with no impact on net earnings or total shareholders' equity.

Segments: The Company has identified only one reportable segment.

Geographic Concentration and Alaska Economy: The Company's growth and operations depend upon the economic conditions of Alaska and the specific markets it serves. The economy in Alaska is dependent upon the natural resources industries, in particular oil production, as well as tourism, government, and U.S. military spending. Approximately 45% of the Alaska economy is generated from the oil industry, and approximately 80% of the Alaska state government is funded through various taxes and royalties on the oil industry. Any significant changes in the Alaska economy and the markets the Company serves eventually could have a positive or negative impact on the Company.

Consolidation Policy: The consolidated financial statements include the financial information for Northrim Bank and Northrim BanCorp, Inc. All intercompany balances have been eliminated in consolidation. The Company accounts for its investments in RML Holding Company and Elliott Cove using the equity method.

NOTE 2 — Cash and Due from Banks

The Company is required to maintain a $500,000 minimum average daily balance with the Federal Reserve Bank for purposes of settling financial transactions and charges for Federal Reserve Bank services. The Company is also required to maintain cash balances or deposits with the Federal Reserve Bank sufficient to meet its statutory reserve requirements. The average reserve requirement for the maintenance period, which included December 31, 2004, was $0.

NOTE 3 — Money Market Investments

Money market investment balances are as follows:

December 31,	2004	2003
	(In Thousands)	
Domestic CD	$—	$95
Interest bearing deposits at Federal Home Loan Bank (FHLB)	12,157	5,502
Total	$12,157	$5,597

All money market investments had next day maturity.

NOTE 4 — Investment Securities

The carrying values and approximate market values of investment securities are presented below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
		(In Thousands)		
2004:				
Securities Available for Sale				
U.S. Treasury	$5,503	$—	$22	$5,481
U.S. Agency	53,628	180	152	53,656
Mortgage-backed Securities	311	1	—	312
Total	$59,442	$181	$174	$59,449
Securities Held to Maturity				
Municipal Securities	$724	$47	$—	$771
Federal Home Loan Bank Stock	$1,302	$—	$—	$1,302
2003:				
Securities Available for Sale				
U.S. Treasury	$498	$2	$—	$500
U.S. Agency	68,742	1,067	12	69,797
Mortgage-backed Securities	418	2	—	420
Total	$69,658	$1,071	$12	$70,717
Securities Held to Maturity				
Municipal Securities	$945	$66	$—	$1,011
Federal Home Loan Bank Stock	$1,546	$—	$—	$1,546

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 were as follows:

	Less Than 12 Months		More Than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
2004						
U.S. Treasury	$5,481	$22	$—	$—	$5,481	$22
U.S. Agency	33,726	152	—	—	33,726	152
Mortgage-backed Securities	—	—	—	—	—	—
Total	$39,207	$174	$—	$—	$39,207	$174
2003						
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Agency	7,980	12	—	—	7,980	12
Mortgage-backed Securities	—	—	—	—	—	—
Total	$7,980	$12	$—	$—	$7,980	$12

The unrealized losses on investments in U.S. Treasury and U.S. Agency securities were caused by interest rate increases. At December 31, 2004, there were twelve of these securities in an unrealized loss position of $174,000. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

The amortized cost and market values of debt securities at December 31, 2004, are distributed by contractual maturity as shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Within 1 Year	1-5 Years	5-10 Years	Due After 10 Years	Amortized Cost	Market Value
			(In Thousands)			
Securities Available for Sale						
U.S. Treasury	$499	$5,004	$—	$—	$5,503	$5,481
U.S. Agency	6,057	41,580	5,991	—	53,628	53,656
Mortgage-backed Securities	—	—	—	311	311	312
Total	$6,556	$46,584	$5,991	$311	$59,442	$59,449
Weighted Average Yield	4.76%	3.78%	4.75%	4.48%	3.99%	—
Securities Held to Maturity						
Municipal Securities	$65	$285	$245	$129	$724	$771
Weighted Average Yield	3.57%	4.18%	4.64%	5.11%	4.45%	—

The proceeds and resulting gains and losses, computed using specific identification, from sales of investment securities are as follows:

	Proceeds	Gross Gains	Gross Losses
		(In Thousands)	
2004 Available-for-Sale Securities	$3,789	$151	$—
Held-to-Maturity Securities	$—	$—	$—
2003 Available-for-Sale Securities	$17,379	$310	$—
Held-to-Maturity Securities	$—	$—	$—
2002 Available-for-Sale Securities	$6,367	$113	$—
Held-to-Maturity Securities	$—	$—	$—

The Company pledged $31.2 million and $16.8 million of investment securities at December 31, 2004, and 2003, respectively, as collateral for public deposits and borrowings.

A summary of taxable interest income on available for sale investment securities is as follows:

December 31,	2004	2003	2002
		(In Thousands)	
U.S. Treasury	$67	$37	$135
U.S. Agency	2,319	2,666	3,336
Other	14	21	41
Total	$2,400	$2,724	$3,512

Included in investment securities is a required investment in stock of the FHLB. The amount of the required investment is based on the Company's capital stock and lending activity, and amounted to $1.3 million and $1.5 million in 2004 and 2003, respectively.

NOTE 5 — Loans

The composition of the loan portfolio is presented below:

December 31,	2004	2003
	(In Thousands)	
Commercial	$267,737	$220,774
Real estate construction	122,873	102,311
Real estate term	252,358	239,545
Real estate loans for sale	—	1,395
Installment and other consumer	38,166	39,796
Sub-total	681,134	603,821
Less: Unearned purchase discount	(44)	(44)
Unearned origination fees, net of origination costs	(2,821)	(2,658)
Total loans	678,269	601,119
Allowance for loan losses	(10,764)	(10,186)
Net Loans	$667,505	$590,933

The Company's primary market areas are Anchorage, the Matanuska Valley, and Fairbanks, Alaska, where the majority of its lending has been with Alaska businesses and individuals. At December 31, 2004, approximately 72% and 26% of the Company's loans are secured by real estate, or for general commercial uses, including professional, retail, and small businesses, respectively. Substantially all of these loans are collateralized and repayment is expected from the borrowers' cash flow or, secondarily, the collateral. The Company's exposure to credit loss, if any, is the outstanding amount of the loan if the collateral is proved to be of no value.

Nonaccrual loans totaled $5.9 million and $7.4 million at December 31, 2004, and 2003, respectively. Interest income which would have been earned on non-accrual loans for 2004, 2003, and 2002 amounted to $658,000, $690,000, and $480,000, respectively. There are no commitments to lend additional funds to borrowers whose loans are in a non-accrual status or are troubled debt restructurings.

At December 31, 2004, and 2003, the recorded investment in loans that are considered to be impaired was $6.7 million and $13.2 million, respectively, (of which $5.4 million and $5.5 million, respectively, were on a non-accrual basis). A specific allowance of $357,000 was established for the $6.7 million of impaired loans. The average recorded investment in impaired loans during the years ended December 31, 2004, and 2003, was approximately $7.3 million and $14.9 million, respectively. For the years ended December 31, 2004, 2003, and 2002, the Company recognized interest income on these impaired loans of $117,000, $734,000, and $177,000, respectively, which was recognized using the cash basis method of income recognition.

At December 31, 2004, and 2003, there were no loans pledged as collateral to secure public deposits.

At December 31, 2004, and 2003, the Company serviced $79.6 million and $79.5 million of loans, respectively, which had been sold to various investors without recourse.

Maturities and sensitivity of accrual loans to changes in interest rates are as follows:

December 31,	Maturity			
	Within 1 Year	1-5 Years	Over 5 Years	Total
	(In Thousands)			
Commercial	$135,476	$81,231	$46,378	$263,085
Construction	116,612	2,648	3,546	122,806
Real estate term	59,697	55,510	135,994	251,201
Installment and other consumer	1,426	6,728	30,012	38,166
Total	$313,211	$146,117	$215,930	$675,258
Fixed interest rate	$165,791	$59,706	$44,826	$270,323
Floating interest rate	147,420	86,411	171,104	404,935
Total	$313,211	$146,117	$215,930	$675,258

Certain directors, and companies of which directors are principal owners, have loan and other transactions such as insurance placement and architectural fees with the Company. Such transactions are made on substantially the same terms, including interest rates and collateral required, as those prevailing for similar transactions of unrelated parties. An analysis of the loan transactions follows:

	2004	2003
	(In Thousands)	
Balance, beginning of the year	$4,025	$6,490
Loans made	10,349	8,233
Repayments	11,242	10,698
Balance, end of year	$3,132	$4,025

The Company's unfunded loan commitments to these directors or their related interests on December 31, 2004, and 2003, were $2.5 million and $3.1 million, respectively.

NOTE 6 — Allowance for Loan Losses

The following is a detail of the allowance for loan losses:

December 31,	2004	2003	2002
		(In Thousands)	
Balance, beginning of the year	$10,186	$8,476	$7,200
Provision charged to operations	1,601	3,567	3,095
Charge-offs:			
Commercial	(1,387)	(2,067)	(1,791)
Real estate	—	(127)	(67)
Consumer	(84)	(91)	(257)
Total Charge-offs	(1,471)	(2,285)	(2,115)
Recoveries:			
Commercial	200	279	168
Construction	185	—	—
Real estate	—	111	48
Consumer	63	38	80
Total Recoveries	448	428	296
Charge-offs net of recoveries	(1,023)	(1,857)	(1,819)
Balance, End of Year	$10,764	$10,186	$8,476

NOTE 7 — Premises and Equipment

The following summarizes the components of premises and equipment:

December 31,	Useful Life	2004	2003
		(In Thousands)	
Land		$1,443	$1,453
Vehicle	3 years	61	61
Furniture and equipment	5-7 years	8,660	8,267
Tenant improvements	2-11 years	4,025	3,904
Buildings	30 years	6,848	6,838
Total Premises and Equipment		21,037	20,523
Accumulated depreciation and amortization		(10,454)	(9,416)
Total Premises and Equipment, Net		$10,583	$11,107

During 1991, the Company purchased the building in which it operates and simultaneously sold the building to a partnership, in which three of the Company's directors had an approximate 54% ownership interest. The net gain on the sale of the building, $176,000, was being amortized over the lease term; approximately $12,000 was recognized in 2003, and 2002, respectively.

NOTE 8 — Other Assets

A summary of intangible assets and other assets is as follows:

December 31,	2004	2003
	(In Thousands)	
Intangible assets		
Goodwill	$5,735	$5,735
Core deposits intangible	899	1,267
Total	$6,634	$7,002
Prepaid expenses	$543	$395
Software	816	1,043
Deferred taxes, net	7,673	5,981
Loan to Elliott Cove	100	475
Investment in Elliott Cove	375	(43)
Investment in RML Holding Company	4,191	4,120
Investment in Related Corporate Partners	2,720	2,956
Other assets	3,340	1,197
Total	$19,758	$16,124

As part of the acquisition of branches from Bank of America in 1999, the Company recorded goodwill and a core deposit intangible (''CDI''). The CDI is net of accumulated amortization of $2,044,000 and $1,676,000 for the periods ending December 31, 2004, and 2003, respectively. The Company intends to continue amortizing the CDI for the remainder of its useful life.

The Company owns a 47% equity interest in Elliott Cove through its wholly-owned subsidiary, NISC. Elliott Cove began active operations in the fourth quarter of 2002 and has had start-up losses since that time as it continues to build its assets under management. In July of 2003, the Company made a commitment to loan $625,000 to Elliott Cove. The amount loaned on this commitment at December 31, 2003 was $475,000. In the second quarter of 2004, the Company converted the loan into an additional equity interest in Elliott Cove. At the time of the conversion, the amount outstanding on this loan was $625,000. During the first, second, and third quarters of 2004, other investors made additional investments in Elliott Cove. In addition, the Company made a separate commitment to loan Elliott Cove $500,000. The balance outstanding on this commitment at December 31, 2004 was $100,000. Finally, in the third quarter of 2004, the Company made an additional $250,000 investment in Elliott Cove. As a result of the additional investments in Elliott Cove by other investors and the Company's conversion of its $625,000 loan and its additional investment, its interest in Elliott Cove increased from 43% to 47% between December 31, 2003 and December 31, 2004.

RML was formed in 1998 and has offices throughout Alaska. During the third quarter of 2004, RML reorganized and became a wholly-owned subsidiary of a newly formed holding company, RML Holding Company. In this process, RML Holding Company acquired another mortgage company, PAM. Prior to the reorganization, the Company, through Northrim Bank's wholly-owned subsidiary, NCIC, owned a 30% interest in the profits of RML. As a result of the reorganization, the Company now owns a 24% interest in the profits of RML Holding Company.

The Company uses the equity method to account for its investment in RML Holding Company. Below is summary balance sheet and income statement information for RML Holding Company.

December 31,	2004	2003
	(In Thousands)	
Assets		
Current assets	$50,499	$54,294
Long-term assets	2,816	695
Total Assets	$53,315	$54,989
Liabilities		
Current liabilities	$36,419	$43,369
Long-term liabilities	954	224
Total Liabilities	37,373	43,593
Shareholders' Equity	15,942	11,396
Total Liabilities and Shareholders' Equity	$53,315	$54,989
Income/expense		
Gross income	$14,425	$20,326
Total expense	12,714	10,859
Joint venture allocations	(596)	(572)
Net Income	$1,115	$8,895

In January of 2003, the Company made a $3 million investment in RCP. The Company earns a return on its investment in the form of tax credits and deductions that flow through to it as a limited partner in this partnership over the next fifteen years.

NOTE 9 — Deposits

The aggregate amount of certificates of deposit in amounts of $100,000 or more at December 31, 2004, and 2003, was $82.5 million and $96.1 million, respectively.

At December 31, 2004, the scheduled maturities of certificates of deposit are as follows:

Year Ending December 31:	
(In Thousands)	
2005	$114,412
2006	23,206
2007	4,447
2008	219
2009	74
Thereafter	1
Total	$142,359

At December 31, 2004, and 2003, the Company held $25 million in certificates of deposit from a public entity collateralized by letters of credit issued by the Federal Home Loan Bank.

NOTE 10 — Borrowings

The Company has a line of credit with the FHLB of Seattle approximating 10% of assets, or $75.1 million at December 31, 2004. The line is secured by a blanket pledge of the Company's assets. At December 31, 2004, and 2003, there was $28.2 million and $44.1 million committed on the line, respectively. At December 31, 2004, there was $3 million outstanding on the line and an additional $25.2 million of the borrowing line was committed to secure public deposits. At December 31, 2003, there was $3.4 million outstanding on the line and an additional $40.7 million of the borrowing line was committed to secure public deposits.

The Company entered into a note agreement with the Federal Reserve Bank on the payment of tax deposits. The Federal Reserve has the option to call the note at any time. The balance at December 31, 2004, and 2003, was $1 million.

The Federal Reserve Bank is holding $80.4 million of loans as collateral to secure advances made through the discount window on December 31, 2004. There were no discount window advances outstanding at December 31, 2004.

Securities sold under agreements to repurchase were $2.5 million with an interest rate of 0.26%, and $1 million with an interest rate of 0.25%, at December 31, 2004, and 2003, respectively. The average balance outstanding of securities sold under agreement to repurchase during 2004 and 2003 was $1.1 million and $1 million, respectively, and the maximum outstanding at any month-end was $2.5 million and $1.4 million, respectively. The securities sold under agreement to repurchase are held by the Federal Home Loan Bank under the Company's control.

NOTE 11 — Trust Preferred Securities

In May of 2003, the Company formed a wholly-owned Delaware statutory business trust subsidiary, Northrim Capital Trust 1 (the Trust), which issued $8 million of guaranteed undivided beneficial interests in the Company's Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $8.2 million of junior subordinated debentures of the Company. The debentures which represent the sole asset of the Trust, accrue and pay distributions quarterly at a variable rate of 90-day LIBOR plus 3.15% per annum, adjusted quarterly, of the stated liquidation value of $1,000 per capital security. The interest rate on these debentures was 5.44% at December 31, 2004. The interest cost to the Company on these debentures was $375,000 in 2004 and $230,000 in 2003. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on May 15, 2033, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, on or after May 15, 2008. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

NOTE 12 — Interest Expense

Interest expense on deposits and borrowings is presented below:

December 31,	2004	2003	2002
		(In Thousands)	
Interest-bearing demand accounts	$221	$205	$353
Money market accounts	1,527	1,293	2,063
Savings accounts	2,290	1,182	1,514
Certificates of deposit greater than $100,000	1,620	1,903	3,009
Certificates of deposit less than $100,000	1,051	1,620	3,013
Borrowings	574	478	212
Total	$7,283	$6,681	$10,164

NOTE 13 — Income Taxes

Components of the provision for income taxes are as follows:

December 31,		Current Tax Expense	Deferred Expense (Benefit)	Total Expense
			(In Thousands)	
2004:	Federal	$6,139	($998)	$5,141
	State	1,348	(262)	1,086
		$7,487	($1,260)	$6,227
2003:	Federal	$6,689	($1,398)	$5,291
	State	1,565	(340)	1,225
		$8,254	($1,738)	$6,516
2002:	Federal	$5,239	($917)	$4,322
	State	1,196	(347)	849
		$6,435	($1,264)	$5,171

The actual expense for 2004, 2003, and 2002, differs from the "expected" tax expense (computed by applying the U.S. Federal Statutory Tax Rate of 35% for the year ended December 31, 2004, 2003, and 2002) as follows:

December 31,	2004	2003	2002
		(In Thousands)	
Computed "expected" income tax expense	$5,924	$5,971	$4,800
State income taxes, net	706	796	552
Other	(403)	(251)	(181)
Total	$6,227	$6,516	$5,171

The components of the deferred tax asset (liability) are as follows:

December 31,	2004	2003	2002
		(In Thousands)	
Provision for loan losses	$5,612	$4,962	$3,408
Loan fees, net of costs	1,150	1,062	1,036
Unrealized gain on available-for-sale investment securities	(3)	(436)	(841)
Depreciation	386	263	597
Other, net	528	130	(363)
Net Deferred Tax Asset	$7,673	$5,981	$3,837

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The primary source of recovery of the deferred tax assets will be future taxable income. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The deferred tax asset is included in other assets.

NOTE 14 — Comprehensive Income

At December 31, 2004, 2003, and 2002, the related tax effects allocated to each component of other comprehensive income are as follows:

December 31,	Before Tax Amount	Tax (Expense) Benefit	Net Amount
		(In Thousands)	
2004:			
Unrealized net holding losses on investment securities arising during 2004	($900)	$370	($530)
Plus: Reclassification adjustment for net realized gains included in net income	(151)	62	(89)
Net unrealized losses	($1,051)	$432	($619)
2003:			
Unrealized net holding losses on investment securities arising during 2003	($676)	$278	($398)
Plus: Reclassification adjustment for net realized gains included in net income	(310)	127	(183)
Net unrealized losses	($986)	$405	($581)
2002:			
Unrealized net holding gains on investment securities arising during 2002	$1,278	($528)	$750
Plus: Reclassification adjustment for net realized gains included in net income	(113)	46	(67)
Net unrealized gains	$1,165	($482)	$683

NOTE 15 — Employee Benefit Plans

On July 1, 1992, the Company implemented a profit sharing plan, including a provision designed to qualify the plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may participate in the plan if they work more than 1,000 hours per year. Under the plan, each eligible participant may contribute a percentage of their eligible salary to a maximum established by the IRS, and the Company matches 25% up to 6% of the employee contribution. The Company may increase the matching contribution at the discretion of the Board of Directors. The plan also allows the Company to make a discretionary contribution on behalf of eligible employees based on their length of service to the Company.

To be eligible for 401(k) contributions, participants must be employed at the end of the plan year, except in the case of death, disability or retirement. The Company expensed $619,000, $624,000, and $552,000, in 2004, 2003, and 2002, respectively for 401(k) contributions.

On July 1, 1994, the Company implemented a Supplemental Executive Retirement Plan to executive officers of the Company whose retirement benefits under the 401(k) plan have been limited under provisions of the Internal Revenue Code. Contributions to this plan totaled $161,000, $42,000, and $146,000, in 2004, 2003, and 2002, respectively.

In February of 2002, the Company implemented a non-qualified deferred compensation plan in which certain of the executive officers participate. Contributions to this plan totaled $119,000, $120,000, and $109,000 in 2004, 2003, and 2002 respectively.

NOTE 16 — Common Stock

Quarterly cash dividends aggregating to $2.3 million, $2 million, and $1.2 million, or $0.38 per share were paid in 2004, and $0.33 per share in 2003, and $0.20 per share in 2002. On January 6, 2005, the Board of Directors declared a $0.095 per share cash dividend payable on February 4, 2005, to shareholders of record on January 24, 2005. Federal and State regulations place certain limitations on the payment of dividends by the Company.

In September 2002, our Board of Directors' approved a plan whereby we would periodically repurchase for cash up to approximately 5%, or 306,372, of our shares of common stock in the open market. We purchased 224,800 shares of our stock under this program through December 31, 2004, at a total cost of $3.1 million, at an average price of $13.68 per share. However, we have not repurchased any of our shares in 2004. In August of 2004, the Board of Directors amended the stock repurchase plan and increased the number of shares available under the program by 5% of total shares outstanding, or 304,283 shares. We intend to continue to repurchase our stock from time to time depending upon market conditions, but we can make no assurances that we will continue this program or that we will repurchase all of the authorized shares.

NOTE 17 — Options

The Company has set aside 300,000 shares of authorized stock for the 2004 Stock Incentive Plan (''2004 Plan''). The total number of shares under the 2004 Plan and previous stock incentive plans at December 31, 2004 was 405,091, which includes 49,838 shares granted under the 2004 Plan leaving 250,162 shares available for future awards. Under the 2004 Plan, certain key employees have been granted the option to purchase set amounts of common stock at the market price on the day the option was granted. Optionees, at their own discretion, may cover the cost of exercise through the exchange, at then fair market value, of already owned shares of the Company's stock. Options are granted for a 10-year period and vest on a pro rata basis over the initial three years from grant. Activity on options granted under the 2004 plan and prior plans is as follows:

	Shares Under Option	Weighted Average Exercise Price	Range of Exercise Price
December 31, 2001 outstanding	522,342	$7.99	$5.61-$14.00
Forfeited	(10,359)	10.49	
Exercised	(64,336)	5.71	
December 31, 2002 outstanding	447,647	8.26	5.61-14.00
Granted — 2003	104,500	14.00	
Forfeited	(4,250)	11.83	
Exercised	(125,937)	5.72	
December 31, 2003 outstanding	421,960	10.40	5.61-14.00
Granted — 2004	49,838	19.81	
Forfeited	(6,750)	13.38	
Exercised	(59,957)	6.73	
December 31, 2004 outstanding	405,091	$12.05	$5.61-$14.00

Shares under option and weighted average exercise prices have been adjusted to reflect stock dividends described in Note 16.

At December 31, 2004, 2003, and 2002, the weighted-average remaining contractual life of outstanding options was 6.4 years, 6.4 years, and 5.4 years, respectively.

At December 31, 2004, 2003, and 2002, the number of options exercisable was 289,251, 292,733, and 371,177, respectively, and the weighted-average exercise price of those options was $10.27, $8.95, and $7.67, respectively.

At December 31, 2004, there were 250,162 additional shares available for grant under the plan. The per share weighted-average fair value of stock options granted during December 2004, April 2003, and October 2001, was $8.91, $4.71, and $5.51, respectively, on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

2004 — expected dividends of $0.44 per share, risk-free interest rate of 4.09%, volatility of 39.28%, and an expected life of 8 years; 2003 — expected dividends of $0.38 per share, risk-free interest rate of 3.83%, volatility of 31.05%, and an expected life of 10 years; 2001 — expected dividends of $0.20 per share, risk-free interest rate of 5.83%, volatility of 31.7%, and an expected life of 10 years.

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. FASB Statement No. 123, "Share-Based Payment" establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

		2004	2003	2002
Net income (in thousands)	As reported	$10,700	$10,545	$8,542
Less stock-based employee compensation		(163)	(198)	(168)
Net income	Pro forma	$10,537	$10,347	$8,374
Earnings per share, basic	As reported	$1.76	$1.76	$1.40
	Pro forma	$1.73	$1.72	$1.37
Earnings per share, diluted	As reported	$1.71	$1.69	$1.35
	Pro forma	$1.68	$1.66	$1.33

NOTE 18 — Commitments and Contingent Liabilities

Rental expense under leases for equipment and premises was $1.6 million, $1.5 million, and $1.7 million in 2004, 2003, and 2002, respectively. Required minimum rentals on non-cancelable leases as of December 31, 2004, are as follows:

Year Ending December 31:	
(In Thousands)	
2005	$1,407
2006	1,286
2007	1,146
2008	1,180
2009	1,221
Thereafter	6,225
Total	$12,465

The Company leases the main office facility from an entity in which a director has an interest. Rent expense under this lease agreement was $810,000, $782,000, and $776,000 for 2004, 2003, and 2002, respectively. The Company believes that the lease agreement is at market terms.

At December 31, 2004, the Company pledged $25.2 million of letter of credit commitments, issued by the Federal Home Loan Bank of Seattle, as collateral to secure $25 million in public deposits and accrued interest. This letter of credit is collateralized by a blanket pledge of the Company's assets.

The Company is self-insured for medical, dental, and vision plan benefits provided to employees. The Company has obtained stop-loss insurance to limit total medical claims in any one-year to $50,000 per covered individual and $1.4 million for all medical claims. The Company has established a liability for outstanding claims and incurred, but unreported, claims. While management uses what it believes are pertinent factors in estimating the liability, it is subject to change due to claim experience, type of claims, and rising medical costs.

Off-Balance Sheet Financial Instruments: In the ordinary course of business, the Company enters into various types of transactions that involve financial instruments with off-balance sheet risk. These instruments include commitments to extend credit and standby letters of credit and are not reflected in the accompanying balance sheets. These transactions may involve to varying degrees credit and interest rate risk in excess of the amount, if any, recognized in the balance sheets. Management does not anticipate any loss as a result of these commitments.

The Company's off-balance sheet credit risk exposure is the contractual amount of commitments to extend credit and standby letters of credit. The Company applies the same credit standards to these contracts as it uses in its lending process.

December 31,	2004	2003
	(In Thousands)	
Off-balance sheet commitments:		
Commitments to extend credit	$137,480	$122,264
Standby letters of credit	4,590	4,217

Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by the Company if certain conditions of the contract are violated. Although currently subject to draw down, many of the commitments do not necessarily represent future cash requirements. Collateral held relating to these commitments varies, but generally includes real estate, inventory, accounts receivable, and equipment.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Credit risk arises in these transactions from the possibility that a customer may not be able to repay the Company upon default of performance. Collateral held for standby letters of credit is based on an individual evaluation of each customer's creditworthiness.

NOTE 19 — Regulatory Matters

The Company and Northrim Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Northrim Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Northrim Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory practices. The Company's and Northrim Bank's capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

Federal banking agencies have established minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The regulations set forth the definitions of capital, risk-weighted and average assets. As of December 15, 2004, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. Management believes, as of December 31, 2004, that the Company and Northrim Bank met all capital adequacy requirements.

The tables below illustrate the capital requirements for the Company and the Bank and the actual capital ratios for each entity that exceed these requirements. The capital ratios for the Company exceed those for the Bank primarily because the $8 million trust preferred securities offering that the Company completed in the second quarter of 2003 is included in the Company's capital for regulatory purposes although they are accounted for as a liability in its financial statements. The trust preferred securities are not accounted for on the Bank's financial statements nor are they included in its capital. As a result, the Company has $8.2 million more in regulatory capital than the Bank, which explains most of the difference in the capital ratios for the two entities.

Consolidated	Actual		Adequately-Capitalized		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2004:						
Total Capital (to risk-weighted assets)	$93,814	12.87%	$58,315	≥8.0%	$72,894	≥10.0%
Tier I Capital (to risk-weighted assets)	$84,682	11.62%	$29,150	≥4.0%	$43,726	≥6.0%
Tier I Capital (to average assets)	$84,682	10.72%	$31,598	≥4.0%	$39,497	≥5.0%
As of December 31, 2003:						
Total Capital (to risk-weighted assets)	$84,057	12.83%	$52,413	≥8.0%	$65,516	≥10.0%
Tier I Capital (to risk-weighted assets)	$75,845	11.58%	$26,199	≥4.0%	$39,298	≥6.0%
Tier I Capital (to average assets)	$75,845	10.37%	$29,256	≥4.0%	$36,569	≥5.0%

Northrim Bank	Actual		Adequately-Capitalized		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2004:						
Total Capital (to risk-weighted assets)	$83,284	11.44%	$58,241	≥8.0%	$72,801	≥10.0%
Tier I Capital (to risk-weighted assets)	$74,160	10.18%	$29,139	≥4.0%	$43,709	≥6.0%
Tier I Capital (to average assets)	$74,160	9.40%	$31,557	≥4.0%	$39,447	≥5.0%
As of December 31, 2003:						
Total Capital (to risk-weighted assets)	$73,748	11.22%	$52,583	≥8.0%	$65,729	≥10.0%
Tier I Capital (to risk-weighted assets)	$65,508	9.97%	$26,282	≥4.0%	$39,423	≥6.0%
Tier I Capital (to average assets)	$65,508	8.97%	$29,212	≥4.0%	$36,515	≥5.0%

NOTE 20 — Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair value disclosures. All financial instruments are held for other than trading purposes.

Cash and Money Market Investments: The carrying amounts reported in the balance sheet represent their fair values.

Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Investments in Federal Home Loan Bank stock are recorded at cost, which also represents fair market value.

Loans: For variable-rate loans that reprice frequently, fair values are based on carrying amounts. An estimate of the fair value of the remaining portfolio is based on discounted cash flow analyses applied to pools of similar loans, using weighted average coupon rate, weighted average maturity, and interest rates currently being offered for similar loans. The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities: The fair values of demand and savings deposits are equal to the carrying amount at the reporting date. The carrying amount for variable-rate time deposits approximate their fair value. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies currently offered interest rates to a schedule of aggregate expected monthly maturities of time deposits. The carrying amount of accrued interest payable approximates its fair value.

FHLB Advance: The carrying amount reported in the balance sheet approximates the fair value.

Commitments to Extend Credit and Standby Letters of Credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial Assets:				
Cash and money market investments	$31,093	$31,093	$36,895	$36,895
Investment securities	61,475	61,522	73,208	73,274
Net loans	667,505	667,969	590,933	582,204
Accrued interest receivable	3,678	3,678	3,300	3,300
Financial Liabilities:				
Deposits	$699,061	$698,801	$646,197	$645,029
Accrued interest payable	337	337	320	320
Other borrowings	6,478	6,478	5,143	5,143
Trust preferred securities	8,000	8,000	8,000	8,000
Unrecognized Financial Instruments:				
Commitments to extend credit	$137,278	$1,373	$122,264	$1,223
Standby letters of credit	4,792	48	4,217	42

NOTE 21 — Quarterly Results of Operations

2004 Quarter Ended	Dec. 31	Sept. 30	June 30	March 31
	(In Thousands Except Per Share Amounts)			
Total interest income	$13,202	$12,119	$11,859	$11,374
Total interest expense	2,300	1,920	1,580	1,485
Net interest income	10,902	10,199	10,279	9,889
Provision for loan losses	600	143	429	429
Other operating income	1,114	885	955	836
Other operating expense	6,850	6,545	6,507	6,631
Income before income taxes	4,566	4,396	4,298	3,665
Income taxes	1,699	1,699	1,536	1,293
Net Income	$2,867	$2,697	$2,762	$2,372
Earnings per share, basic	$0.47	$0.44	$0.45	$0.39
Earnings per share, diluted	$0.46	$0.43	$0.44	$0.38

2003 Quarter Ended	Dec. 31	Sept. 30	June 30	March 31
		(In Thousands Except Per Share Amounts)		
Total interest income	$11,615	$11,602	$11,397	$11,333
Total interest expense	1,557	1,613	1,728	1,784
Net interest income	10,058	9,989	9,669	9,549
Provision for loan losses	829	1,373	936	429
Other operating income	1,225	1,925	1,777	1,163
Other operating expense	6,214	6,150	6,186	6,178
Income before income taxes	4,240	4,391	4,324	4,105
Income taxes	1,594	1,672	1,689	1,561
Net Income	$2,646	$2,719	$2,635	$2,544
Earnings per share, basic	$0.44	$0.46	$0.44	$0.42
Earnings per share, diluted	$0.42	$0.44	$0.43	$0.41

Sum may not necessarily tie to Consolidated Statements of Income due to rounding.

NOTE 22 — Disputes and Claims

The Company from time to time may be involved with disputes, claims and litigation related to the conduct of its banking business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position, results of operations, and cash flows.

NOTE 23 — Parent Company Financial Information

Condensed financial information for Northrim BanCorp, Inc. (unconsolidated parent company only) is as follows:

Balance Sheets for December 31,	2004	2003	2002
		(In Thousands)	
Assets			
Cash	$8,735	$7,910	$564
Investment in Northrim Bank	80,797	73,133	67,376
Investment in NISC	552	(54)	262
Investment in NCT1	248	248	—
Other assets	252	504	3
Total Assets	$90,584	$81,741	$68,205
Liabilities			
Subordinated debt	$8,248	$8,013	$—
Taxes payable and other payables	(1,084)	(1,581)	(239)
Other liabilities	62	24	71
Total Liabilities	7,226	6,456	(168)
Shareholders' Equity			
Common stock	6,089	6,050	6,095
Additional paid-in capital	45,876	45,615	46,614
Retained earnings	31,389	22,997	14,460
Accumulated other comprehensive income-net unrealized gains on available for sale investment securities	4	623	1,204
Total Shareholders' Equity	83,358	75,285	68,373
Total Liabilities and Shareholders' Equity	$90,584	$81,741	$68,205

Statements of Income for Years Ended:	2004	2003	2002
		(In Thousands)	
Income			
Interest income	$177	$83	$11
Net income from Northrim Bank	11,659	11,306	8,884
Net loss from NISC	(269)	(565)	(238)
Other income	1	7	—
Total Income	11,568	10,831	8,657
Expense			
Interest expense	387	243	—
Administrative and other expenses	954	588	354
Total Expense	1,341	831	354
Net Income Before Income Taxes	10,227	10,000	8,303
Income tax expense (benefit)	(473)	(545)	(239)
Net Income	$10,700	$10,545	$8,542

Statements of Cash Flows for Years Ended:	2004	2003	2002
		(In Thousands)	
Operating Activities:			
Net income	$10,700	$10,545	$8,542
Adjustments to Reconcile Net Income to Net Cash:			
Equity in earnings from subsidiaries	(11,390)	(10,741)	(8,645)
Changes in other assets and liabilities	398	(641)	(187)
Net Cash Used from Operating Activities	(292)	(837)	(290)
Investing Activities:			
Investment in NISC & NCT1	(250)	(973)	(500)
Purchases of software and equipment	—	(11)	—
Net Cash Used by Investing Activities	(250)	(984)	(500)
Financing Activities:			
Dividends paid to shareholders	(2,308)	(2,008)	(1,222)
Dividends received from Northrim Bank	3,375	4,969	3,160
Proceeds from issuance of trust preferred securities	—	8,000	—
Proceeds from issuance of common stock	300	425	271
Repurchase of common stock	—	(2,219)	(855)
Net Cash Provided by Financing Activities	1,367	9,167	1,354
Net Increase by Cash and Cash Equivalents	825	7,346	564
Cash and Cash Equivalents at beginning of period	7,910	564	—
Cash and Cash Equivalents at end of period	$8,735	$7,910	$564

Annual Report on Form 10-K

Annual Report Under Section 13 of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

Commission File Number 0-33501

Northrim BanCorp, Inc.
State of Incorporation: Alaska
Employer ID Number: 92-0175752
3111 C Street
Anchorage, Alaska 99503
Telephone Number: (907) 562-0062

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act: Common Stock, $1.00 Par Value

The number of shares of registrant's common stock outstanding at March 1, 2005 was 6,089,120.

Northrim BanCorp, Inc. has filed all reports required to be filed by Section 13 of the Securities and Exchange Act of 1934 during the preceding 12 months and has been subject to such filing requirements for the past 90 days.

Northrim BanCorp, Inc. is an accelerated filer within the meaning of Rule 12b-2 promulgated under the Securities Exchange Act.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. 229.405) is in our definitive proxy statement, which is incorporated by reference in Part III of this Form 10-K.

The aggregate market value of common stock held by non-affiliates of Northrim BanCorp, Inc. at June 30, 2004, was $116,745,003.

The number of shares of Northrim BanCorp's common stock outstanding at March 1, 2005, was 6,089,120.

This Annual Report on Form 10-K incorporates into a single document the requirements of the accounting profession and the SEC. Only those sections of the Annual Report required in the following cross reference index and the information under the caption "Forward Looking Statements" are incorporated into this Form 10-K.

Index

*Northrim's definitive proxy statement for the 2005 Annual Shareholders' Meeting is incorporated herein by reference other than the section entitled "Report of the Compensation Committee on Executive Compensation," "Report of the Audit Committee," "Stock Performance Graph," and "Fees Billed By KPMG During Fiscal Years 2004 and 2003."

General

Northrim BanCorp, Inc. (the ''Company'') is a publicly traded bank holding company with three wholly-owned subsidiaries, Northrim Bank (the ''Bank''), a state chartered, full-service commercial bank; Northrim Investment Services Company (''NISC''), which we formed in November 2002 to hold the Company's 47% equity interest in Elliott Cove Capital Management LLC (''Elliot Cove''), an investment advisory services company; and Northrim Capital Trust 1 (''NCT1,'') an entity that we formed in May of 2003 to facilitate a trust preferred security offering by the Company. The Company is regulated by the Board of Governors of the Federal Reserve System, and Northrim Bank is regulated by the Federal Deposit Insurance Corporation, and the State of Alaska Department of Community and Economic Development, Division of Banking, Securities and Corporations. We began banking operations in Anchorage in December 1990, and formed the Company in connection with our reorganization into a holding company structure; that reorganization was completed effective December 31, 2001.

Competition

We operate in a highly competitive and concentrated banking environment. We compete not only with other commercial banks, but also with many other financial competitors, including credit unions (including Alaska U.S.A. Federal Credit Union, one of the nation's largest credit unions), finance companies, mortgage banks and brokers, securities firms, insurance companies, private lenders, and other financial intermediaries, many of which have a state-wide or regional presence, and in some cases, a national presence. Many of our competitors have substantially greater resources and capital than we do and offer products and services that are not offered by us. Our non-bank competitors also generally operate under fewer regulatory constraints, and in the case of credit unions, are not subject to income taxes. Credit unions in Alaska have a 36% share of total statewide deposits of banks and credit unions. Recent changes in their regulations have eliminated the ''common bond'' of membership requirement and liberalized their lending authority to include business and real estate loans on a par with commercial banks. The differences in resources and regulation may make it harder for us to compete profitably, to reduce the rates that we can earn on loans and investments, to increase the rates we must offer on deposits and other funds, and adversely affect our financial condition and earnings.

Management believes that Wells Fargo's acquisition of National Bank of Alaska (''NBA''), which occurred in 2000 and was completed in 2001, has opened up new opportunities for us to increase our market share in all of our markets. Long-time NBA customers have stated that our expanded branch network and product line are an excellent local alternative to an out-of-state bank. The Bank completed an extensive and comprehensive sales training program in 2003 that formed the basis for an aggressive, targeted calling effort to sell the benefits of banking with us to those potential customers. In 2004, the Bank continued with its sales calling and training efforts and plans to continue with this program in 2005.

In the late 1980s, eight of the 13 commercial banks and savings and loan associations in Alaska failed, resulting in the largest commercial banks gaining significant market share. Currently, there are eight commercial banks operating in Alaska. Our management believes that we have benefited from the consolidation of larger financial institutions in Alaska as customers have sought the responsive and personalized service that we offer, resulting in consistency in achieving market share growth. Our portfolio loans (excluding real estate loans for sale) and deposits increased 13% and 8%, respectively from year-end 2003 to year-end 2004. At June 30, 2004, the date of the most recently available information, we had approximately a 21% share of the Anchorage commercial bank deposits, approximately 7% in Fairbanks, and 6% in the Matanuska Valley.

The following table sets forth market share data for the commercial banks having a presence in the greater Anchorage area as of June 30, 2004, the most recent date for which comparative deposit information is available.

Market Share in Greater Anchorage Area			
Financial institution	**Number of branches**	**Total deposits**	**Market share of deposits**
		(Dollars in thousands)	
Northrim Bank	8[(1)]	$594,877	21%
Wells Fargo Bank Alaska	18	1,270,164	41%
First National Bank Alaska	12	930,227	30%
Key Bank	6	190,687	6%
Alaska First Bank & Trust	2	52,083	2%
Total	46	$3,038,038	100%

(1) Does not reflect our Fairbanks or Wasilla branches

Employees and Key Personnel

We had 272 full-time equivalent employees at December 31, 2004. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be satisfactory.

We will be dependent for the foreseeable future on the services of R. Marc Langland, our Chairman of the Board, President and Chief Executive Officer; Christopher N. Knudson, our Executive Vice President and Chief Operating Officer; Victor P. Mollozzi, our Senior Vice President and Senior Credit Officer; Joe Schierhorn, our Senior Vice President and Chief Financial Officer, and Bob Shake, our Senior Vice President and Executive Loan Manager. While we maintain keyman life insurance on the lives of Messrs. Langland, Knudson Mollozzi, Schierhorn, and Shake in the amounts of $2.5 million, $2.1 million, $1 million, $1 million, and $1 million, respectively, we may not be able to timely replace Mr. Langland, Mr. Knudson, Mr. Mollozzi, Mr. Schierhorn, or Mr. Shake with a person of comparable ability and experience should the need to do so arise, causing losses in excess of the insurance proceeds.

Alaska Economy

All of our operations are in the greater Anchorage, Matanuska Valley, and Fairbanks, areas of Alaska. Because of our geographic concentration, our operations and growth depend on economic conditions in Alaska, generally, and the greater Anchorage, Matanuska Valley, and Fairbanks areas in particular. A material portion of our loans at December 31, 2004, were secured by real estate located in greater Anchorage, Matanuska Valley, and Fairbanks, Alaska. Moreover, 22% of our revenue was derived from the residential housing market in the form of loan fees and interest on residential construction and land development loans and income from RML Holding Company, our mortgage real estate affiliate. Real estate values generally are affected by economic and other conditions in the area where the real estate is located, fluctuations in interest rates, changes in tax and other laws, and other matters outside of our control. Any decline in real estate values in the greater Anchorage, Matanuska Valley, and Fairbanks areas could significantly reduce the value of the real estate collateral securing our real estate loans and could increase the likelihood of defaults under these loans. In addition, at December 31, 2004, $267.7 million, or 39%, of our loan portfolio was represented by commercial loans in Alaska. Commercial loans generally have greater risk than real estate loans.

Alaska's residents are not subject to any state income or state sales taxes, and for the past 23 years, have received annual distributions payable in October of each year from the Alaska Permanent Fund Corporation, which is supported by royalties from oil production. The distribution was $920 per eligible resident in 2004 for an aggregate distribution of approximately $550 million. The Anchorage Economic Development Corporation estimates that, for most Anchorage households, distributions from the Alaska Permanent Fund exceed other taxes to which those households are subject (primarily real estate taxes).

Alaska is strategically located on the Pacific Rim, nine hours by air from 95% of the industrialized world, and has become a worldwide cargo and transportation link between the United States and international business in Asia and Europe. Anchorage's airport is now rated first in the nation in terms of landed tonnage of international cargo. Key sectors of the Alaska economy are the oil industry, government and military spending, and the construction, fishing, forest products, tourism, mining, air cargo, and transportation industries, as well as medical services.

The petroleum industry plays a significant role in the economy of Alaska. Royalty payments and tax revenue related to North Slope oil fields provide over 80% of the revenue used to fund state government operations. Although oil prices increased to above $50 per barrel during 2004, the state's largest producers, ConocoPhillips and British Petroleum, both kept capital spending and exploration drilling at approximately the same levels as they were in 2003. In addition, 2002 marked the entry of several independent and international oil companies onto the North Slope of Alaska including Total E&P, EnCana, Armstrong Resources, and Winstar Petroleum. Several of these independents drilled wells over the last several years and have plans to continue with their drilling efforts in 2005. As a result, total spending and employment by the industry appears to be consistent in 2004.

Another major development in the petroleum industry in 2004 was passage of legislation by the United States Congress that provides incentives for the construction of a pipeline to transport natural gas from the North Slope of Alaska to the Continental United States. This project is estimated to cost in excess of $18 Billion and would provide Alaska with additional revenue from severance taxes on the natural gas. The oil companies that own the natural gas, namely ConocoPhillips, Exxon, and British Petroleum, are currently negotiating with the state of Alaska on the terms for the development and taxation of this project. However, the oil companies have not committed to build the project at this time.

Tourism is another major employment sector of the Alaska economy. The events of September 11, 2001, had a negative effect on bookings for 2002. The industry reported further declines in 2003 as a result of a slower national economy in the first part of 2003. However, in 2004, the industry reported increases due in part to an improving national economy.

In addition to the challenges in several of Alaska's major industries, the state has faced a ''fiscal gap'' in prior years because its operating expenditures have exceeded the revenues it collects in the form of taxes and royalty payments that have come mainly from the oil industry for several years. The fiscal gap has been filled by the Constitutional Budget Reserve fund (''CBR'') that was created for this situation. Although the state has recently experienced a small budget surplus in 2004 due to the recent rise in oil prices and projects a larger budget surplus for the fiscal year ending June 30, 2005, it still projects that the fiscal gap will continue to widen in future years and that the CBR will be depleted within several years. The public and the legislature are debating a number of proposals to solve the fiscal gap that include the following: 1) implementing a personal income tax (currently Alaska has only a corporate income tax), 2) assessing a state-wide sales tax (sales tax rates vary by community, and Anchorage, Alaska's largest city, does not have a sales tax), 3) utilizing a portion of the earnings from the Alaska Permanent Fund, which would decrease the size of the annual dividend paid to all Alaska residents, and/or 4) a reduction in state expenditures. While Alaska appears to have the resources to solve the fiscal gap, political decisions are required to solve the problem. We cannot predict the type nor the timing of the solution and the ultimate impact on the Alaska economy.

Supervision and Regulation

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the ''BHC Act'') registered with and subject to examination by the Board of Governors of the Federal Reserve System (the ''FRB''). The Company's bank subsidiary is an Alaska-state chartered commercial bank and is subject to examination, supervision, and regulation by the Alaska Department of Community and Economic Development, Division of Banking, Securities and Corporations (the ''Division''). The FDIC insures Northrim Bank's deposits and in that capacity also regulates Northrim Bank. The Company's affiliated investment company, Elliott Cove, is subject to and regulated under the Investment Advisors Act of 1940 and applicable state investment advisor rules and regulations.

The Company's earnings and activities are affected by legislation, by actions of the FRB, the Division, the FDIC and other regulators, and by local legislative and administrative bodies and decisions of courts in Alaska. For example, these include limitations on the ability of Northrim Bank to pay dividends to the Company, numerous federal and state consumer protection laws imposing requirements on the making, enforcement, and collection of consumer loans, and restrictions on and regulation of the sale of mutual funds and other uninsured investment products to customers.

Congress enacted major federal financial institution legislation in 1999. Title I of the Gramm-Leach-Bliley Act (the ''GLB Act''), which became effective March 11, 2000, allows bank holding companies to elect to become financial holding companies. In addition to the activities previously permitted bank holding companies, financial holding companies may engage in non-banking activities that are financial in nature, such as securities, insurance, and merchant banking activities, subject to certain limitations. It is likely that the Company will utilize the new structure to accommodate an expansion of its products and services.

The activities of bank holding companies, such as the Company, that are not financial holding companies, are generally limited to managing or controlling banks. A bank holding company is required to obtain the prior approval of the FRB for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Nonbank activities of a bank holding company are also generally limited to the acquisition of up to 5% of the voting shares and activities previously determined by the FRB by regulation or order to be closely related to banking, unless prior approval is obtained from the FRB.

The GLB Act also included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the consumer the ability to ''opt out'' of having non-public personal information disclosed to third parties. Pursuant to these provisions, the federal banking regulators have adopted privacy regulations. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation.

Additional legislation may be enacted or regulations imposed to further regulate banking and financial services or to limit finance charges or other fees or charges earned in such activities. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings.

There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from banking subsidiaries or engage in certain other transactions with or involving those banking subsidiaries. With certain exceptions, federal law imposes limitations on, and requires collateral for, extensions of credit by insured depository institutions, such as Northrim Bank, to their non-bank affiliates, such as the Company.

Subject to certain limitations and restrictions, a bank holding company, with prior approval of the FRB, may acquire an out-of-state bank. Banks in states that do not prohibit out-of-state mergers may merge with the approval of the appropriate federal banking agency. A state bank may establish a de novo branch out of state if such branching is expressly permitted by the other state.

Among other things, applicable federal and state statutes and regulations which govern a bank's activities relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and other aspects of its operations. The Division and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

Specifically with regard to the payment of dividends, there are certain limitations on the ability of the Company to pay dividends to its shareholders. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines a bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Various federal and state statutory provisions also limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. Additionally, depending upon the circumstances, the FDIC or the Division could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

Under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. The Company could be required to commit resources to its subsidiary banks in circumstances where it might not do so, absent such policy.

The Company and Northrim Bank are subject to risk-based capital and leverage guidelines issued by federal banking agencies for banks and bank holding companies. These agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is ''well-capitalized.''

Northrim Bank is required to file periodic reports with the FDIC and the Division and is subject to periodic examinations and evaluations by those regulatory authorities. These examinations must be conducted every 12 months, except that certain well-capitalized banks may be examined every 18 months. The FDIC and the Division may each accept the results of an examination by the other in lieu of conducting an independent examination.

In the liquidation or other resolution of a failed insured depository institution, deposits in offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including non-deposit claims, and claims of a parent company such as the Company. Such priority creditors would include the FDIC, which succeeds to the position of insured depositors.

The Company is also subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Securities Exchange Act of 1934, including certain requirements under the Sarbanes-Oxley Act of 2002.

The Company is also subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the ''USA Patriot Act''). Among other things, the USA Patriot Act requires financial institutions, such as the Company and Northrim Bank, to adopt and implement specific policies and procedures designed to prevent and defeat money laundering. Management believes the Company is in compliance with the USA Patriot Act.

Our earnings are affected by general economic conditions and the conduct of monetary policy by the U.S. government.

Properties

The following sets forth information about our branch locations:

Locations	Type	Leased/Owned
Midtown Financial Center: Northrim Headquarters 3111 C Street, Anchorage, AK	Traditional	Leased
SouthSide Financial Center 8730 Old Seward Highway, Anchorage, AK	Traditional	Land leased; building owned
36th Avenue Branch 811 East 36th Avenue, Anchorage, AK	Traditional	Owned
Huffman Branch 1501 East Huffman Road, Anchorage, AK	Supermarket	Leased
Jewel Lake Branch 4000 West Dimond Blvd., Anchorage, AK	Supermarket	Leased
Seventh Avenue Branch 550 West Seventh Avenue, Anchorage, AK	Traditional	Leased
West Anchorage Branch/Small Business Center 2709 Spenard Road, Anchorage, AK	Traditional	Owned
Eagle River Branch 12812 Old Glenn Highway, Fire Lake Plaza, Eagle River, AK	Traditional	Leased
Fairbanks Financial Center 714 Fourth Avenue, Suite 100, Fairbanks, AK	Traditional	Leased
Wasilla Financial Center 850 E. USA Circle, Suite A, Wasilla, AK	Traditional	Owned

Financial Statements and Exhibits

Financial Statements

The following financial statements of the Company, included in the Annual Report to Shareholders for the year ended December 31, 2004, are incorporated by reference in Item 8:

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2004, 2003, and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

Exhibits

Index to Exhibits

Exhibit Number	Name of Document
3.1	Amended and Restated Articles of Incorporation[1]
3.2	Bylaws[1]
4.1	Form of Common Stock Certificate[1]
4.2	Pursuant to Section 6.0(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining rights of holders of long-term debt and preferred securities are not filed. The Company agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.
10.1	Employee Stock Option and Restricted Stock Award Plan[1]
10.2	2000 Employee Stock Incentive Plan[1]
10.3	Amended and Restated Employment Agreement with R. Marc Langland[2]
10.4	Amended and Restated Employment Agreement with Christopher N. Knudson[2]
10.5	Amended and Restated Employment Agreement with Victor P. Mollozzi[2]
10.6	Employment Agreement with Joseph Schierhorn[2]
10.7	Plan and Agreement of Reorganization between the Registrant and Northrim Bank dated as of March 7, 2001[2]
10.8	Supplemental Executive Retirement Plan dated July 1, 1994, as amended January 8, 2004[3]
10.9	Supplemental Executive Retirement Deferred Compensation Plan[2]
10.10	2004 Stock Incentive Plan[3]
10.11	Employment Agreement with Robert Shake[4]
21	Subsidiaries Northrim Bank Northrim Investment Services Company Northrim Capital Trust 1
23	Consent of KPMG LLP[4]
24	Power of Attorney[4]
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[4]
31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[4]
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[4]
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[4]

[1]Incorporated by reference to the Company's Form 8-A, filed with the SEC on January 14, 2002

[2]Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2002, filed with the SEC on March 19, 2003

[3]Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004.

[4]Filed with this Form 10-K

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of March, 2005.

Northrim BanCorp, Inc.

By /s/ R. Marc Langland
R. Marc Langland
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the 11th day of March, 2005.

Principal Executive Officer:

/s/ R. Marc Langland
R. Marc Langland
Chairman, President and Chief Executive Officer

Principal Financial Officer:

/s/ Joseph M. Schierhorn
Joseph M. Schierhorn
Senior Vice President, Chief Financial Officer,
Compliance Manager

R. Marc Langland, pursuant to powers of attorney, which are being filed with this Annual Report on Form 10-K, has signed this report on March 11, 2005, as attorney-in-fact for the following directors who constitute a majority of the board of directors.

Larry S. Cash
Mark G. Copeland
Frank A. Danner
Christopher N. Knudson
R. Marc Langland
Richard L. Lowell
Irene Sparks Rowan
John C. Swalling
Joseph E. Usibelli

By /s/ R. Marc Langland,
as Attorney-in-fact

March 11, 2005

Investor Information

Annual Meeting

Date:	Thursday, May 5, 2005
Time:	9 a.m.
Location:	Hilton Anchorage Hotel 500 West Third Avenue Anchorage, AK 99501

Stock Symbol

Northrim BanCorp, Inc.'s stock is traded on the Nasdaq Stock Market under the symbol, NRIM.

Auditor

KPMG LLP

Transfer Agent and Registrar

American Stock Transfer & Trust Company: 1-800-937-5449 info@amstock.com

Legal Counsel

Davis Wright Tremaine LLP

Information Requests

Below are options for obtaining Northrim's investor information:

- Visit our home page, www.northrim.com, and click on the *"For Investors"* section for stock information and copies of earnings and dividend releases.
- If you would like to be added to Northrim's investor e-mail list or have investor information mailed to you, send a request to investors@nrim.com or call our Corporate Secretary at (907) 261-3301.

Written requests should be mailed to the following address:
Corporate Secretary
Northrim Bank
P.O. Box 241489
Anchorage, Alaska 99524-1489

Telephone: (907) 562-0062
Fax: (907) 562-1758
E-mail: investors@nrim.com
Web site: http://www.northrim.com

Exhibit 31.1

Certification Pursuant to 18 U.S.C. Section 1350
(Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, R. Marc Langland, certify that:

1. I have reviewed this annual report on Form 10-K of Northrim BanCorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant, and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 11, 2005

/s/ R. Marc Langland

R. Marc Langland
President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to 18 U.S.C. Section 1350 (Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Joseph M. Schierhorn, certify that:

1. I have reviewed this annual report on Form 10-K of Northrim BanCorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant, and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 11, 2005

/s/ Joseph M. Schierhorn

Joseph M. Schierhorn
Senior Vice President, Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 (Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the annual report on From 10-K of Northrim BanCorp, Inc. (the ''Company'') for the year ended December 31, 2004 as filed with the Securities and Exchange Commission (the ''Report''), I, R. Marc Langland, President and Chief Executive Officer of the Company, hereby certify as the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 11, 2005

/s/ R. Marc Langland
R. Marc Langland
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350 (Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the annual report on From 10-K of Northrim BanCorp, Inc. (the ''Company'') for the year ended December 31, 2004 as filed with the Securities and Exchange Commission (the ''Report''), I, Joseph M. Schierhorn, Senior Vice President and Chief Financial Officer of the Company, hereby certify as the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 11, 2005

/s/ Joseph M. Schierhorn
Joseph M. Schierhorn
Senior Vice President and Chief Financial Officer